Exhibit 99.28

Execution Version

DEBENTURE PURCHASE AGREEMENT

by and between PHARMACO, INC., as the Company

and

MICHICANN MEDICAL INC., as the Purchaser

January 4, 2019

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Table of Contents

Page

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EXHIBITS

Exhibit A        Form of Debenture

SCHEDULES

Schedule 1.1(a)          Cannabis License Applications Schedule 1.1(b)          Mortgaged/Leased Property Schedule 5.2               Equity Ownership

Schedule 5.3               Government Consents

Schedule 5.5               Litigation

Schedule 5.8               ERISA Compliance

Schedule 5.12             Closing Date Financial Statements

Schedule 5.17             Patents, Trademarks, Copyrights and Service Marks

Schedule 5.18             Subsidiaries Schedule 5.19             Broker’s Fees Schedule 8.1               Liens Schedule 8.2               Indebtedness Schedule 8.5               Investments

Schedule 8.6               Transactions with Affiliates

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DEBENTURE PURCHASE AGREEMENT

THIS DEBENTURE PURCHASE AGREEMENT (as amended, restated, supplemented or otherwise modified and in effect from time to time, this “Agreement”) is made as of January

4, 2019, by and between PHARMACO, INC., a Michigan corporation (the “Company”), and MICHICANN MEDICAL INC.,  a corporation  formed  under  the laws  of the Province of Ontario, Canada (together with its successors and assigns as permitted under this Agreement, the “Purchaser”).

RECITALS

The Purchaser previously advanced an amount equal to US$4,269,521.00 pursuant to non-interest bearing promissory notes (the “Prior Advances”).

Subject to the terms and conditions set forth herein, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, senior secured convertible debentures in an aggregate principal amount of up to $114,734,209.00 (such senior secured convertible debenture initially issued to the Purchaser in the form attached hereto as Exhibit A, as amended, modified, supplemented or restated from time to time, together with all debentures issued in substitution or exchange therefore, sometimes hereinafter are referred to as the “Debenture”).

AGREEMENTS

In consideration of the recitals and the mutual agreements and covenants herein contained and other good  and valuable consideration, the receipt, adequacy and  sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

ARTICLE I DEFINITIONS

1.1     Definitions.   In addition to the capitalized terms defined elsewhere in this Agreement, the following capitalized terms shall have the following respective meanings when used in this Agreement:

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of any business or division of a Person, (b) the acquisition of more than fifty percent (50%) of the Equity Interests of any Person or otherwise causing any Person to become a Subsidiary of any Credit Party, (c) any other acquisition of Property outside the Ordinary Course of Business, or (d) a merger or consolidation or any other combination with another Person.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the

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power to direct or cause the direction of the management and policies of the other Person, whether through the ownership of voting Equity Interests, by contract or otherwise.   Without limitation, any director, manager (within the meaning of any applicable limited liability company law), executive officer or beneficial owner of ten percent (10%) or more of the Equity Interests of a Person shall, for the purposes of this Agreement, be deemed to control the other Person. Notwithstanding the foregoing, the Purchaser shall not be deemed an “Affiliate” of any Credit Party or of any Subsidiary of any Credit Party.

“Agreement” shall have the meaning ascribed to it in the Preamble of this Agreement. “Anti-Terrorism Laws” shall have the meaning given such term in Section 5.22.

“Attorney   Costs”   means   and   includes   all   reasonable   and   invoiced   fees   and disbursements of any law firm or other external counsel.

“Bankruptcy Code” means the Federal Bankruptcy Reform Act of 1978 (11 U.S.C.

§101, et seq.).

“Business Day” means any day on which commercial banks are open for commercial banking business in Detroit, Michigan and Toronto, Ontario.

“Cannabis Law”  means any Law relating to the farming, growth, production, processing, packaging, sale or distribution of cannabis or any cannabidiol product (other than Excluded Laws).

“Cannabis License” means a Permit issued by any Governmental Body pursuant to applicable United States state Cannabis Laws;

“Cannabis License Applications” means the applications and other documents which the Company and/or any other Credit Party has submitted to a Governmental Authority for the purpose of obtaining a Cannabis License. The Cannabis License Applications outstanding as of the Closing Date and each Funding Date are set forth on Schedule 1.1(a).

“Cannabis License Holder” means any Person to whom a Cannabis License has been issued that (i) is a Subsidiary of the Company, (ii) has a Material Agreement with the Company or any of its Subsidiaries or (iii) has received or is the subject of any Investment made by the Company or any of its Subsidiaries as and to the extent permitted by applicable Laws. In the context used, if “Cannabis License Holder” is used in the same list as the term “Subsidiary” or “Subsidiary of the Company”, the meaning of “Cannabis License Holder” shall not include clause (i) of the definition thereof;

“Capital Lease” means, as to any Person, any leasing or similar arrangement which, in accordance with GAAP, is or should be classified as a capital lease on the balance sheet of such Person.

“Capital Lease Obligations” means, as to any Person, all monetary obligations of such

Person under any Capital Leases.

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“Cash Equivalents” means: (a) securities issued or fully guaranteed or insured by the United States Government or any agency thereof having maturities of not more than six (6) months from the date of acquisition; (b) certificates of deposit, time deposits, repurchase agreements, reverse repurchase agreements, or bankers’ acceptances, having in each case a tenor of not more than six (6) months, issued by any U.S. commercial bank or any branch of agency of a non-U.S. bank licensed to conduct business in the U.S., in either case having combined capital and surplus of not less than $250,000,000; and (c) commercial paper of an issuer rated at least A

1 by Standard & Poor’s Financial Services LLC or P 1 by Moody’s Investors Service Inc., in either case having a tenor of not more than three (3) months.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided, that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means any of the following events, transactions or occurrences:

(a)       the Company Shareholders among them shall cease to Own one hundred percent (100%) of the issued and outstanding Equity Interests of each class and type of the Company and one hundred percent (100%) of each of the combined voting power and economic interests of the Equity Interests of the Company;

(b)       the Company Shareholders among them shall cease to have the sole right to designate or elect a majority of the members of the board of directors/or other equivalent body of the Company;

(c)       Company shall cease to Own all of the issued and outstanding Equity Interests of each class or type of any  of its Subsidiaries (except as otherwise permitted hereunder);

(d)       any sale of all or substantially all of any Credit Party’s and its

Subsidiaries’ assets; or

(e)       any “change of control” or similar event   under the Organization

Documents of any Credit Party.

“Closing” means the purchase by the Purchaser, and the sale by the Company, of the

Debenture.

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“Closing Date” means January 4, 2019.

“Code” means the Internal Revenue Code of 1986, as amended. “Commission” means the Securities and Exchange Commission.

“Company” shall have the meaning ascribed to it in the Preamble of this Agreement.

“Company Historical Financial Statements” shall have the meaning given such term in

Section 5.12(b).

“Company Shareholders” means Darrell Blalock, James Skrinner and Oakshire

Holdings Limited.

“Computation Period” means each period of four consecutive Fiscal Quarters ending on the last day of a Fiscal Quarter, beginning with the Fiscal Quarter ending on or about March 31,

2019.

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of such Person: (a) with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; (b) with respect to any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings; (c) under any Rate Contracts; (d) to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement; or (e) for the obligations of another through any agreement to purchase, repurchase or otherwise acquire such obligation or any Property constituting security therefor, to provide funds for the payment or discharge of such obligation or to maintain the solvency, financial condition or any balance sheet item or level of income of another Person. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if not a fixed and determined amount, the maximum amount so guaranteed or supported.

“Contractual Obligations” means, as to any Person, any provision of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument, document or agreement to which such Person is a party or by which it or any of its Property is bound.

“Control Agreement” means a control agreement, in form and substance reasonably satisfactory to the Purchaser, executed and delivered by  the applicable Credit Party, the Purchaser and the applicable securities intermediary or bank, which agreement is sufficient to give  the Purchaser  “control”  over each of such Credit Party’s securities accounts, deposit accounts or investment property, as the case may be, upon an Event of Default;

“Credit Parties” means the Company and each of its Subsidiaries, and “Credit Party”

means any such Person.

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“Debenture” shall have the meaning ascribed to it in the Recitals.

“Debtor Relief Laws” means the Bankruptcy Code, the Bankruptcy Reform Act of 1996 as amended or any Canadian counterpart, Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

“Default” means any event that, if it continues uncured, will, with the lapse of time or the giving of notice, or both, constitute an Event of Default.

“Default Rate” shall have the meaning ascribed to it in Section 9.1.

“Disposition” means (a) the sale, lease, conveyance or other disposition of Property (excluding sales, leases or other dispositions expressly permitted under clauses (a), (e), (f), (g), (h), and (j) of Section 8.3), and (b) the statutory division, sale or transfer by any Credit Party or any Subsidiary of any Equity Interests issued by any Subsidiary and held by such transferor Person.

“Dollars”, “dollars” and “$” each mean lawful money of the United States of America. “Employee Benefit Plan” means an “employee benefit plan” within the meaning of

Section 3(3) of ERISA which any Credit Party or any Subsidiary, or any professional employer organization acting as co-employer with respect to such Credit Party or Subsidiary, establishes for the benefit of its employees or for which any Credit Party or any Subsidiary has liability to make a contribution, including  by  reason of being an ERISA Affiliate, other than a Multiemployer Plan.

“Environmental Claims” means all written claims by any Governmental Authority or other Person alleging potential liability or responsibility for violation of any Environmental Law, or for release or injury to the environment or threat to public health, personal injury (including sickness, disease or death), property damage, natural resources damage, or otherwise alleging liability or responsibility for damages (punitive or otherwise), cleanup, removal, remedial or response costs, restitution, civil or criminal penalties, injunctive relief, or other type of relief, resulting from or based upon the presence, placement, discharge, emission or release (including intentional and unintentional, negligent and non-negligent, sudden or non-sudden, accidental or non-accidental, placement, spills, leaks, discharges, emissions or releases) of any Hazardous Material at, in, or from Property, whether or not owned by any Credit Party or any Subsidiary.

“Environmental Laws”  means all applicable federal, state  or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, licenses, authorizations and permits of, and agreements with, any Governmental Authorities, in each case relating to environmental matters and the control, shipment, storage or disposal of Hazardous Materials, pollutants, environmental contaminants or other toxic or hazardous substances; including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Clean Air Act, the Federal Water Pollution Control Act of 1972,

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the Solid Waste Disposal Act, the Federal Resource Conservation and Recovery Act, the Toxic

Substances Control Act, and/or the Emergency Planning and Community Right-to-Know Act.

“Environmental Permits” shall have the meaning given such term in Section 5.12.

“Equity Interests” means the membership interests, partnership interests, capital stock of any class or type or any other equity interests of any type or class of any Person and options, warrants and other rights to acquire, or exercisable or convertible into, membership interests, partnership interests, capital stock or other equity interests of any type or class or any other equity interest of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended. “ERISA Affiliates” means, collectively, all Credit Parties and all Subsidiaries, and each other Person, trade or business (whether or not incorporated) under common control or treated as a single employer with any Credit Party or any Subsidiary within the meaning of Section 414(b),

414(c) or 414(m) of the Code.

“ERISA Event” means (a) a Reportable Event with respect to a Title IV Plan or a Multiemployer Plan; (b) a withdrawal by any  Credit Party, any Subsidiary or any ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA); (c) a complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) by any  Credit Party, any Subsidiary or any ERISA Affiliate from a Multiemployer Plan which results in the imposition of withdrawal liability; (d) the receipt by any Credit Party, any Subsidiary or any ERISA Affiliate of notice of intent to terminate with the PBGC or the treatment of a plan amendment as a termination under Section 4041 or 4041A of ERISA of a Title IV Plan; (e) the commencement of proceedings by the PBGC to terminate a Title IV Plan or Multiemployer Plan; (f) a failure by any Credit Party, any Subsidiary or any ERISA Affiliate to make required contributions to a Title IV Plan or any Multiemployer Plan unless such failure is not reasonably expected to result in any material liability to any Credit Party or any Subsidiary; (g) an event or condition which would reasonably be expected to constitute grounds under Section 4041A or 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or any Multiemployer Plan; (h) the imposition of any liability under Title IV of ERISA, other than PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Credit Party, any Subsidiary or any ERISA Affiliate; (i) a non-exempt prohibited transaction occurs with respect to any Employee Benefit Plan which would reasonably be expected to result in a material liability to any Credit Party or any Subsidiary; (j) a violation of the applicable requirements of Section 404 or 405 of ERISA or the exclusive benefit rule under Section 401(a)(2) of the Code by any fiduciary or disqualified Person with respect to any Employee Benefit Plan for which any Credit Party, any Subsidiary or any ERISA Affiliate may be directly or indirectly liable which would reasonably be expected to result in a material liability to any Credit Party or any Subsidiary; or (k) as of the last day of any plan year, the Unfunded Benefit Liabilities of any Title IV Plan exceed $275,000.

“Event of Default” shall have the meaning ascribed to it in Section 9.1.

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“Executive Order” shall have the meaning given such term in Section 5.21.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System, or any entity succeeding to any of its principal functions.

“Fiscal Quarter” means a fiscal quarter of a Fiscal Year ending on or about March 31, June 30, September 30 or December 31 of each Fiscal Year and comprised of three (3) months.

“Fiscal Year” means the fiscal year of each Credit Party ending on or about December

31 of each year.

“Funding Date” means any date or dates on which the Purchaser funds a Subsequent

Advance.

“GAAP” means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the accounting profession), which are applicable to the circumstances as of the date of determination, and consistently applied.

“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity  owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Guaranties” means, collectively, each guaranty of any of the Obligations now or hereafter executed and delivered by any Person to the Purchaser, and “Guaranty” means any of the Guaranties.

“Guarantors” means, collectively, each party to a Guaranty (other than the Purchaser)

and each other guarantor of all or any portion of the Obligations.

“Hazardous Materials” means all those substances which are regulated by, or which may form the basis of liability under, any Environmental Law.

“Indebtedness” of any Person means, without duplication, all of the following as to such Person: (a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of Property  or services (other than trade payables incurred in the Ordinary Course of Business or accrued expenses paid or payable on customary terms in the Ordinary Course of Business which payables or expenses are not past due for more than 90 days); (c) all reimbursement or payment obligations (whether or not contingent) with respect to letters of credit, surety bonds and other similar instruments; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of Property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as

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financing, in either case with respect to Property acquired by such Person (even though the rights and remedies of the seller or the Person providing financing under such agreement in the event of default are limited to repossession or sale of such Property); (f) all Capital Lease Obligations; (g) all Equity Interests of such Person subject to repurchase or redemption (other than at the sole option of such Person); (h) all “earnouts” and similar payment obligations under merger, acquisition, purchase or similar or related agreements; (i) all obligations under Rate Contracts; (j) all Indebtedness and obligations referred to in clauses (a) through (i) above secured by (or for which the holder of such Indebtedness or obligations has an existing right, contingent or otherwise, to be secured by) any Lien upon or in Property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness or obligations; and (k) all Contingent Obligations described in clause (a) of the definition thereof in respect of Indebtedness or obligations of others of the kinds referred to in clauses (a) through (j) above.

“Indemnitee” shall have the meaning ascribed to it in Section 10.18.

“Initial Advance” means the amount funded by the Purchaser to the Company on the

Closing Date, which shall equal $ $21,851,237.20.

“Investments” shall have the meaning given such term in Section 8.5.

“knowledge” or “aware” means (a) the actual knowledge or awareness of any of the officers, directors or managers of any Credit Party or any Subsidiary, including their successors in their respective capacities.

“LARA” shall have the meaning ascribed to it in Section 4.1(e).

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, treaty, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, voluntary restraints, guidelines or other legal requirement of any Governmental Authority, or any provisions of the foregoing, including general principles of common and civil law and equity, in each case applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is  subject,  whether applicable  in  Canada or the United  States  or any other jurisdiction; and “Law” means any one of them. Notwithstanding the foregoing, the definition of Laws excludes any U.S. federal laws, statutes, codes, ordinances, decrees, rules, regulations which apply to the production, trafficking, distribution, processing, extraction, and/or sale of marijuana (cannabis) and related substances (collectively, the “Excluded Laws”).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge or deposit  arrangement, encumbrance,  lien (statutory or other) or preference,  priority or  other security interest or preferential arrangement of any kind or nature whatsoever (including, but not limited to, those created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor under a Capital Lease, any financing lease having substantially the same economic effect as any of the foregoing, or the filing of any financing statement naming the owner of the asset to which such lien relates as debtor, under the UCC or

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any comparable law), and any contingent or other agreement to provide any of the foregoing, but not including the interest of a lessor under an operating lease which is not a Capital Lease.

“Margin Stock” means “margin stock” as such term is defined in Regulation T, U or X of the Federal Reserve Board.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties or financial condition of Company, individually, or of Credit Parties and the Subsidiaries taken as a whole; (b) a material impairment of the ability of Company, individually, or of Credit Parties and their Subsidiaries taken as a whole, to perform in any material respect any obligations under any Operative Document; (c) any change in any Law or Excluded Law or the failure to renew, suspension, termination or revocation of any Cannabis License which has materially restricted, or could reasonably be expected to materially restrict, the Credit Parties’ ability to generate revenue for 30 days or more; or (d) a material adverse  effect  upon  the legality,  validity,  binding effect  or enforceability of any Operative Document.

“Material Agreement” means any agreement, understanding or other arrangement, including, without limitation, all contracts, letters of intent, memoranda of understanding, term sheets and other preliminary or informal arrangements, (a) between, among, made or accepted by, as applicable, the Company or any of its Subsidiaries on the one hand, and a Cannabis License Holder on the other hand, or (b) which has generated and/or is reasonably expected to generate revenue to the Company on a consolidated basis in excess of $1,000,000.00 per Fiscal Year;

“Material Leased Real Property” means any real property leased by the Company or any Subsidiary that (i) has a fair market value in excess of $5,000,000, (ii) on which the Company or any Subsidiary develops improvements thereon with a fair market value in excess of

$5,000,000 on an as-built basis, and (iii) is necessary for the ownership or operation of the business of the Company, any of its Subsidiaries or any Cannabis License Holder, or for any such Person’s compliance with applicable Laws.

“Mortgaged Property” means, collectively, the Owned Real Properties and the Material Leased Real Properties (to the extent a Mortgage on a leasehold interest is permitted thereunder (it being understood that the Company shall, and it shall cause its Subsidiaries, to include mortgage protection provisions in any future lease of Material Leased Real Property)) and the improvements thereto owned by the Company or any Subsidiary, in each case set forth on Schedule 1.1(b) and as encumbered by a Mortgage pursuant to any Operative Document, and each additional Owned Real Property and Material Leased Real Property encumbered by a Mortgage pursuant to Section 4.1(b) and Section 7.12.

“Mortgages” means, collectively, the deeds of trust, trust deeds, deeds to secure debt, hypothecs and mortgages made by any Credit Party in favor or for the benefit of the Purchaser creating and evidencing a Lien on a Mortgaged Property in form and substance reasonably satisfactory to the Purchaser with such terms and provisions as may be required by the applicable Laws of the relevant jurisdiction, and any other mortgages executed and delivered pursuant to

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Section 4.1(b) or Section 7.12, in each case, as the same may from time to time be amended, restated, supplemented, or otherwise modified.

“Multiemployer Plan” means a “multiemployer plan” (within the meaning of Section

4001(a)(3) of ERISA) as to which any ERISA Affiliate is making, or is obligated to make contributions or, during the preceding three calendar years, has made, or been obligated to make, contributions.

“Obligations” means all loans, advances, indebtedness, obligations and liabilities of the Company to the Purchaser under this Agreement or any of the other Operative Documents, together with all other indebtedness, obligations and liabilities whatsoever of the Company to the Purchaser arising under or in connection with this Agreement or any other Operative Documents, in each case whether matured or  unmatured, liquidated or  unliquidated, direct or  indirect, absolute or contingent, joint or several, due or to become due, now existing or hereafter arising; provided, however, that for purposes of calculating the Obligations outstanding under this Agreement or any  of the Operative Documents, the direct and absolute and contingent obligations of the Company shall be determined without duplication.

“OFAC” shall have the meaning ascribed to it in Section 5.21.

“Operative Documents” means this Agreement, the Debenture, the Security Agreement, the Put Call Agreement, the Perfection Certificate, each Mortgage, and each other document, instrument or agreement executed in connection herewith.

“Ordinary Course of Business” means, in respect of any transaction involving any Credit Party or any Subsidiary, the ordinary course of such Person’s business, as conducted by any such Person in accordance with past practice and undertaken by such Person in good faith and not for purposes of evading any covenant or restriction in any Operative Document.

“Organization Documents” means (a) for any corporation, the certificate or articles of incorporation, the bylaws, any certificate of designations or instrument relating to the rights of shareholders of such corporation and any shareholder rights agreement, (b) for any partnership, the partnership agreement and, if applicable, certificate of limited partnership, (c) for any limited liability company, the operating agreement, limited liability company agreement or other similar agreement and articles or certificate of formation, or (d) for any Person (including any corporation, partnership or limited liability company), any agreement, instrument or document comparable to the foregoing.

“Other Payments” shall have the meaning ascribed to it in Section 9.1.

“Own” means, as to any Person and any Equity Interest, for such Person to own and control such Equity Interest directly and beneficially, free and clear of all Liens (other than Permitted Liens under clauses (a) and (c) of Section 8.1).

“Owned Real Property” means each parcel of real property that is owned in fee by the

Company or any Credit Party.

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“PBGC” means the Pension Benefit Guaranty Corporation or any entity succeeding to any of its principal functions under ERISA.

“Perfection Certificate” means the Perfection Certificate executed by the Company and delivered to the Purchaser on the Closing Date and each Funding Date (in the case of each Funding Date, such Perfection Certificate shall give effect to any transactions anticipated to be completed on the applicable Funding Date or using funds advanced on the applicable Funding Date).

“Permit” means a license, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise).

“Permitted Liens” shall have the meaning given such term in Section 8.1.

“Person” means an individual, partnership, corporation, limited liability company, business   trust,   joint   stock   company,   trust,   unincorporated   association,   joint   venture, Governmental Authority or other form of entity.

“Prior Advances” has the meaning ascribed to it in the Recitals.

“Property” means any property or interest of any type in any kind of property or asset, whether real, personal or mixed, and whether tangible or intangible.

“Purchaser” shall have the meaning ascribed to it in the Preamble.

“Put Call Agreement” means the Put Call Agreement entered into on the Closing Date between the Company and the Purchaser.

“Qualified Plan” means an employee benefit plan (within the meaning of Section 3(3) of ERISA) intended to be tax-qualified under Section 401(a) of the Code and which any Credit Party or any Subsidiary sponsors, maintains, or to which any Credit Party or any Subsidiary makes, is making or is obligated to make contributions, including as a result of being an ERISA Affiliate, but excluding any Multiemployer Plan.

“Rate Contract” means swap agreements (as such term is defined in Section 101 of the Bankruptcy Code) and any other agreements or arrangements designed to provide protection against fluctuations in interest or currency exchange rates, including any agreement or arrangement which  is a rate swap, basis swap, forward rate transaction,  commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures.

“Related Persons” means, with respect to any Person, each Affiliate of such Person and each director, officer, employee, agent, trustee, representative, attorney, accountant and each

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insurance, environmental, legal, financial and other advisor (including those retained in connection with the satisfaction or attempted  satisfaction of  any condition set forth in this Agreement) and other consultants and agents of or to such Person or any of its Affiliates.

“Reportable Event” means, as to any Employee Benefit Plan, any of the events set forth in Section 4043(c) of ERISA or the regulations thereunder, other than any such event for which the 30-day notice requirement under ERISA has been waived in regulations issued by the PBGC.

“Responsible Officer” means, as to each Credit Party, the chief executive officer, chief financial officer, vice president of finance or the president of such Credit Party, or any other officer having substantially the same authority and responsibility.

“Restricted Payments” shall have the meaning given such term in Section 8.10.

“Securities” shall have the meaning ascribed to it in Section 10.9.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Advance” means an advance or advances made by the Purchaser on a

Funding Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other  business entity of which (a) if  a corporation, a majority of the total voting power of Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly  or indirectly, by  that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control (or have the power to be or control) the general partner or other governing body  of such limited liability  company, partnership, association or other business entity. In the absence of designation to the contrary, reference to a Subsidiary or Subsidiaries shall be deemed to be a reference to Subsidiaries of the applicable Credit Party.

“Taxes” means   all   present   or   future taxes,   levies,   imposts,   duties,   deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Title IV Plan” means any employee benefit plan (within the meaning of Section 3(3) of ERISA) subject to the provisions of Title IV of ERISA other than a Multiemployer Plan, as to which any Credit Party or any Subsidiary is making, or is obligated to make contributions,

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including as a result of being an ERISA Affiliate, or, during the preceding six calendar years, has made, or been obligated to make, contributions.

“UFCA” shall have the meaning given such term in Section 5.22.

“UFTA” shall have the meaning given such term in Section 5.22.

“Unfunded Benefit Liabilities” means the excess of a Title IV Plan’s benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Title IV Plan’s assets, determined in accordance with the actuarial assumptions used by the Title IV Plan’s actuaries for Title IV Plan funding purposes for the applicable plan year.

“United States” and “U.S.” each means the United States of America and political subdivisions thereof.

“U.S. Company” means each Company that is a U.S. Person.

“U.S. Person” means any Person that is a “United States person” as defined in Section

7701(a)(30) of the Code.

“USA Patriot Act” shall have the meaning given such term in Section 5.21.

1.2       Accounting Principles.     Calculations and determinations of financial and accounting terms used and not otherwise specifically defined under this Agreement (including the Exhibits hereto) shall be made and determined, both as to classification of items and as to amount, in accordance with GAAP. If any changes in accounting principles or practices from GAAP are occasioned by the promulgation of rules, regulations, pronouncements and opinions by  or required by  the Financial Accounting Standards Board or the American Institute of Certified Public Accountants (or any successor thereto or agencies with similar functions), which results in a  change  in the method of accounting in the calculation of  financial covenants, standards or terms contained in this Agreement or any other Operative Document, the parties hereto agree to enter into negotiations to amend such provisions so as equitably to reflect such changes to the end that the criteria for evaluating  financial and other covenants, financial condition and performance will be the same after such changes as they  were before such changes; and if the parties fail to agree on the amendment of such provisions, Credit Parties shall continue to provide calculations for all financial covenants, perform all financial covenants and otherwise observe all financial standards and terms in the Operative Documents in accordance with GAAP as in effect immediately prior to such changes.

1.3       Other Definitional or Interpretive Provisions.    Whenever the context so requires, the neuter gender includes the masculine and feminine, the singular number includes the plural, and vice versa. The words “include,” “includes” and “including” shall in any event be deemed to be followed by the phrase “without limitation.” All references in this Agreement to “this Agreement”, “herein”, “hereunder”, “hereof” shall be deemed to refer to this Agreement and the Exhibits hereto (including their annexes) unless the context requires otherwise.   All references in this Agreement to Articles, Sections, Exhibits, Annexes and Schedules shall be construed to refer to Articles and Sections of, and Exhibits, Annexes and Schedules to, this

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Agreement unless the context requires otherwise.   Any definition of or reference to any agreement, instrument or other document shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein  or in  any other Operative Document).    Except as otherwise provided herein, any reference to a statute refers to the statute or any successor thereto, in each case as amended, reformed or modified from time to time and to all rules and regulations promulgated under or implementing the statute as in effect at the relevant time and a reference to a specific provision of a statute, rule or regulation includes any  successor provision or provisions.

ARTICLE II

AUTHORIZATION AND SALE OF THE DEBENTURE.

2.1       Authorization.   Prior to the Closing, the Company will authorize the issuance and sales of the Debentures to the Purchaser, in the amount provided in Section 2.2.

2.2       Sale of the Debenture to the Purchaser. Subject to the satisfaction of the terms and conditions herein set forth and in reliance upon the respective representations and warranties of the Credit Parties set forth herein and in the other Operative Documents, at the Closing the Company shall sell to the Purchaser the Debenture, for an aggregate amount of up to

$114,734,209.00, which amount is inclusive of the aggregate amount of all Prior Advances (the

“Maximum Principal Amount”).

ARTICLE III CLOSING; DELIVERY.

3.1       Closing. The Closing will be held at the offices of Honigman Miller Schwartz and Cohn LLP, located at 2290 First National Building, 660 Woodward Avenue, Detroit, Michigan 48226, on the Closing Date, at 10:00 a.m., local time, or at such other time, date and place as may be agreed to in writing by the Company and the Purchaser.

3.2       Delivery; Advances.

(a)       At the Closing, (i) the Company will deliver the Debenture and (ii) the Purchaser will pay the Initial Advance by wire transfer to an account designated by the Company prior to the Closing. On subsequent Funding Dates, subject to the terms and conditions herein, the Purchaser may, on terms agreed to by the Purchaser and the Credit Parties, as applicable, make Subsequent Advances, provided that the sum of the Initial Advances and all Subsequent Advances shall not exceed the Maximum Principal Amount.

(b)       The Debenture shall be dated the Closing Date and shall be executed by a

Responsible Officer of the Company.

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ARTICLE IV

CONDITIONS TO FUNDING BY THE PURCHASER

4.1       Initial Advance on the Closing Date. The obligation of the Purchaser to make the Initial Advance is subject to the fulfillment at or prior to the Closing of each of the following conditions, in each case, in a manner, form and substance reasonably  satisfactory  to the Purchaser:

(a)       Debenture.     The Company shall have executed and delivered the

Debenture to the Purchaser.

(b)       Other Operative Documents.    The Company  shall have executed and delivered to the Purchaser the Security Agreement, Put Call Agreement and the Perfection Certificate.

(c)       Officer’s Certificate. The Company shall have delivered to the Purchaser a certificate executed by a Responsible Officer of the Company, dated as of the Closing Date, certifying as to (a) the fulfillment of the conditions specified in Sections (k), (l), (o) and (p), (b) the absence of Defaults or Events of Default, and (c) such other matters as the Purchaser shall request.

(d)       Secretary’s Certificates.   Each Credit Party shall have delivered to the Purchaser copies of each of the following, in each case, certified to be in full force and effect on the Closing Date by the secretary, assistant secretary or other officer or manager of such Credit Party and in form and substance satisfactory to the Purchaser:

(i)      the certificate of incorporation or certificate of formation, as applicable, of such Credit Party as of the Closing, certified by the Secretary of State of the State under the laws of which such Credit Party is incorporated or organized as of a recent date prior to the Closing Date;

(ii)       the by-laws or operating agreement, as applicable, of such Credit

Party as of the Closing Date; and

(iii)      resolutions of the board of directors, and, if necessary, the resolution of the stockholders or members, as applicable, of such Credit Party, authorizing the execution, delivery and performance of the Operative Documents to which such Credit Party is a party and the transactions contemplated hereby.

(e)       Good Standing Certificates.   The Company shall have delivered to the Purchaser good standing certificates (a) relating to the Company from the Department of Licensing and Regulatory Affairs of the State of Michigan (“LARA”), and each other material jurisdiction in which the Company is qualified to do business as a foreign entity, and (b) relating to the other Credit Parties from the Secretary  of State (or other applicable governmental authority) of the State of their incorporation or organization and each other material jurisdiction in which such Credit Parties are qualified to do business as a foreign entity, in each case as of a recent date prior to the Closing Date.

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(f)        Sources and Uses. The Company shall have delivered to the Purchaser a final detailed sources and uses in respect of all transactions to be consummated on the Closing Date, which sources and uses shall evidence the funds flow, investors and all payees in respect of such transactions.

(g)       Letter of Direction. The Company shall have executed and delivered to the Purchaser letters of direction providing disbursement and payment instructions with regard to the amounts payable by Purchaser in cash pursuant to Section 2.2.

(h)       Solvency Matters. The Company shall have delivered to the Purchaser a solvency  certificate executed by the chief financial officer of the Credit Parties, dated the Closing Date and in a form and substance reasonably acceptable to the Purchaser.

(i)        Financial Performance. No change in the financial condition or operations of any Credit Party, or of Credit Parties and their Subsidiaries taken as a whole, shall have occurred which could reasonably be expected to have a Material Adverse Effect, as determined by the Purchaser in its reasonable discretion.

(j)        Legal Opinion. The Credit Parties shall have delivered to the Purchaser the opinion of Plunkett Cooney, P.C., counsel to the Credit Parties, addressed to the Purchaser dated as of the Closing Date, in a form and substance acceptable to the Purchaser and its counsel.

(k)       Representations and Warranties. The representations and warranties of the Credit Parties contained in ARTICLE V hereof and in the other Operative Documents shall be true and correct in all material respects (without duplication of any materiality  qualifier contained therein) when made, and shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) as of the Closing Date as if made on the Closing Date (except to the extent expressly made as of a prior date, in which case such representations and warranties shall be true and correct in all material respects (without duplication of any materiality qualifiers contained therein) as of such earlier date).

(l)        Performance.   All covenants, agreements and conditions of the Credit Parties (or any Credit Party) contained in the Operative Documents to be performed or complied with by the Credit Parties (or such Credit Party) at or prior to the Closing shall have been performed or complied with or otherwise waived in writing by the Purchaser.

(m)      Proceedings and Documents. (a) All corporate and other proceedings in connection with the transactions contemplated by the Operative Documents, and all agreements, documents and instruments incident to such transactions, shall be reasonably satisfactory in form and substance to the Purchaser, and (b) the Purchaser shall have received at or prior to the Closing certified, executed copies of all such legal documents or proceedings taken in connection with the consummation of the transactions as the Purchaser shall have reasonably requested.

(n)       Qualifications. All authorizations, approvals or permits of, or filings with any Governmental Authority that are required by law in connection with the lawful sale and issuance of the Debenture shall have been duly obtained by the Credit Parties, and shall be effective on and as of the Closing.

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(o)       Consents. Each Credit Party shall have received in writing any consents required of third parties for the consummation of the transactions contemplated by the Operative Documents pursuant to any law, contract, agreement or instrument by which such Credit Party is bound or to which either of them is subject.

(p)       Expenses. The Company shall have paid to the Purchaser all costs and expenses that the Company is obligated to pay as of the Closing Date pursuant to Section 7.14.

(q)       Other Documents. Such other approvals, operations, documents or materials as the Purchaser may reasonably request, including those set forth on the closing checklist relating to this Agreement.

4.2       Subsequent Advances on Future Funding Dates. The Purchaser may make Subsequent Advances subject to the fulfillment at or prior to the applicable Funding Date of each of  the following  conditions, in  each case,  in a  manner, form and substance reasonably satisfactory to the Purchaser:

(a)       the representations and warranties of the Credit Parties contained in this Agreement shall be true and correct on and as of such Funding Date, each Credit Party shall have performed and complied with all of the terms, covenants, agreements and conditions to be performed or complied with by it at or prior to such Funding Date, and, to the extent that any schedules hereto are incomplete or inaccurate as of the applicable Funding Date, the Credit Parties shall deliver updated schedules;

(b)       no Event of Default shall exist or would result from the making of the

Subsequent Advance or from the application of the proceeds therefrom;

(c)       to the extent that the Perfection Certificate last delivered to Purchaser by the Credit Parties is incomplete or inaccurate as of such Funding Date, the Credit Parties shall execute and deliver to the Purchaser an updated Perfection Certificate on or before the Funding Date; and

(d)       the Credit Parties shall have executed and delivered to the Purchaser a certificate as to the satisfaction of the condition set forth in Sections 4.2(a) and 4.2(b).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE CREDIT PARTIES

Each Credit Party hereby represents and warrants to the Purchaser as set forth below, and acknowledges that the Purchaser is entering into this Agreement and the other Operative Documents in reliance on the truth and accuracy of such representations and warranties. For purposes of this Agreement, except as otherwise specifically provided in this Agreement, all representations and warranties in this ARTICLE V shall be deemed to be made on each Funding Date. Each of the following representations is made and given by the Credit Parties to the extent applicable on the date made or given.

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5.1       Existence and Power. Each Credit Party: (a) is a corporation, limited liability company or limited partnership, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable; (b) has the corporate, limited liability  company or limited partnership (as applicable) power and authority and all governmental licenses, authorizations, consents and approvals to (i) own its assets and carry on its business except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, and (ii) execute, deliver, and perform its obligations under, the Operative Documents to which it is a party; (c) is duly qualified as a foreign corporation, limited liability company or limited partnership, as applicable, and licensed and in good standing under the laws of each jurisdiction where its ownership, lease or operation of Property or the conduct of its business requires such qualification or license except where the failure to do so would not reasonably be expected to have a Material Adverse Effect; and (d) is in compliance in all material respects with all Laws.

5.2       Authorization; No Contravention; Equity Interests.

(a)       The execution, delivery and performance by each Credit Party of this Agreement, and by each Credit Party of each other Operative Document to which such Person is a party, have been duly authorized by all necessary corporate, partnership or limited liability company action, as applicable, and do not: (i) contravene the terms of any of such Person’s Organization Documents; (ii) conflict with or result in any breach or contravention of any document evidencing any Contractual Obligation to which such Person is a party or any order, injunction, writ or decree of any Governmental Authority to which such Person or its Property is subject, in each case, except where such conflict, breach or contravention would not reasonably be expected to result in a Material Adverse Effect; (iii) violate any Law applicable to such Credit Party except where such violation would not reasonably be expected to result in a Material Adverse Effect; or (iv) result in the creation of any Lien on any asset or property of any Credit Party other than Liens in favor of the Purchaser. The execution, delivery and performance by each Credit Party of this Agreement, and by each Credit Party of each other Operative Document to which such Person is a party, will not jeopardize or reduce the likelihood of, or materially delay, the issuance of any Cannabis Licenses applied for via Cannabis License Applications.

(b)       Schedule 5.2 sets forth the authorized Equity Interests of each Credit Party and each Subsidiary after giving effect to the consummation of the Related Transactions. All issued  and  outstanding  Equity Interests  of each Credit  Party and  each Subsidiary are duly authorized and validly issued and fully paid, and where applicable, non-assessable, and free and clear of all Liens, and such securities were issued in compliance with all applicable state and federal laws concerning the issuance of securities.   All of the issued and outstanding Equity Interests of each Credit Party and each Subsidiary are owned by the Persons and in the amounts set forth on Schedule 5.2. Except as set forth on Schedule 5.2, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights or other similar agreements or understandings for the purchase or acquisition of any shares of Equity Interests of any such Person.

5.3       Governmental Authorization. No action, consent or approval of, registration or filing with or any other action by any Governmental Authority is or will be required in

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connection with the execute, deliver, and perform its obligations under, the  Operative Documents to which it is a party, the receipt of the extensions of credit hereunder, the performance by the Credit Parties of the Operative Documents, the perfection or maintenance of the Liens created under the Security Agreement or the exercise by the Purchaser of its rights under the Operative Documents or remedies in respect of the Collateral, except for (a) the filing of Uniform Commercial Code financing statements, (b) recordation of the Mortgages (to the extent applicable), (c) such as have been made or obtained and are in full force and effect or is reasonably expected to be timely made or obtained and be in full force and effect, (d) such actions, consents and approvals the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect and (e) filings or other actions listed on Schedule

5.3. Each Credit Party and each Subsidiary is in compliance with all laws, orders, regulations and ordinances of all Governmental Authorities relating to its business, operations and assets, except where the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5.4       Binding Effect.    Each Operative Document to which any Credit Party or Subsidiary is a party constitutes the legal, valid and binding obligations of each Credit Party and each Subsidiary that is a party thereto, enforceable against such Person in accordance with their respective terms, except as enforceability may be limited by applicable Debtor Relief Laws or by equitable principles relating to enforceability.

5.5       Litigation. Except as specifically disclosed in Schedule 5.5, there are no actions, suits, proceedings, claims or disputes pending, or to the knowledge of any Credit Party, threatened, at law, in equity, in arbitration or before any Governmental Authority, against any Credit Party, any Subsidiary or any of their respective Properties. No injunction, writ, temporary restraining order or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery or performance of this Agreement, any other Operative Document, or directing that the transactions provided for herein or therein not be consummated as herein or therein provided.

5.6       Compliance with Laws.

(a)       To their knowledge, neither any Credit Party nor any Subsidiary or their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any Law other than any Excluded Law and Cannabis Law or any restriction of record or agreement affecting any Mortgaged Property, or is in default with respect to any  judgment, writ, injunction or decree of any Governmental Authority, where such violation or default could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)       To their knowledge, each Credit Party, each of its Subsidiaries and each Cannabis License Holder is in compliance with all Cannabis Laws that are applicable to such Person and its businesses and all Cannabis Licenses. To their knowledge, none of the Credit Parties, any of their Subsidiaries and no Cannabis License Holder or their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any Cannabis Law, or is in default with respect to any judgment,

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writ, injunction or decree of any Governmental Authority with respect to any Cannabis Law. Neither any Credit Party nor any Subsidiary has received any notice or communication from any Person or Governmental Authority in the United States or any state or municipality thereof alleging a defect, default, violation, breach or claim in respect of any of its or their Cannabis License or Cannabis License Application. The Company  does not have knowledge of or anticipate any variations or difficulties in the renewal of any of its or any Cannabis License. To its knowledge, all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company, any Subsidiary and, to the knowledge of the Company, any Cannabis License Holder and any Person in which the Company directly or indirectly holds an  Investment, in connection with their business is being conducted in accordance with industry standards and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to its current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(c)       To their knowledge, the Company, each Credit Party, each Subsidiary, each Cannabis License Holder and each Person in which the Company directly or indirectly holds an Investment, has security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. To their knowledge, the Company, the Credit Parties and each Cannabis License Holder and any Person in which the Company directly or indirectly holds an Investment, have complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected  by privacy laws, whether  collected  directly or from  third  parties,  in  an  unlawful manner.

(d)       The Company has no knowledge of any pending or threatened change in any Law governing the Company, any Credit Party, any Cannabis License Holder or any Person in which the Company or any Subsidiary has an Investment which could reasonably be expected to have a Material Adverse Effect.

(e)       The Company has no   knowledge of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company, any Subsidiary, any Cannabis License Holder or any Person in which the Company or any Subsidiary has an Investment presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any Law, licensing or regulation, by-law or other lawful requirement of any Governmental Body having lawful jurisdiction over the Company, any Subsidiary, any Cannabis License Holder or any Person in which the Company or any Subsidiary has an Investment presently in force, that the Company anticipates the Company, any Subsidiary, any Cannabis License Holder or any Person in which the Company or any Subsidiary has an Investment, as applicable, will be unable to comply with or which could reasonably be expected to have a Material Adverse Effect.

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5.7       No Event of Default.   No Event of Default exists or would result from the issuance of the Debenture or the incurrence of any other Obligations by any Credit Party or any Subsidiary. Neither any Credit Party nor any Subsidiary is in default under or with respect to (a) any Material Agreement or (b) any Contractual Obligation that is not a Material Agreement in any respect which, individually or together with all such defaults, could reasonably be expected to have a Material Adverse Effect.    No Credit Party knows of any  dispute regarding  any Contractual Obligation of any Credit Party or Subsidiary that could reasonably be expected to have a Material Adverse Effect.

5.8       ERISA Compliance.   Schedule 5.8   lists all Title IV Plans and Multiemployer Plans to which each Credit Party contributes. Except as disclosed on Schedule 5.8, no Credit Party or Subsidiary participates in or has participated in, or, within the last six years, has any liability, including contingent liability, to, any Title IV Plan or Multiemployer Plan. Except as would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate, (a) each Employee Benefit Plan complies with, and is operated in compliance with, all applicable provisions of law and its terms, (b) to each Credit Party’s knowledge, there are no items of non-compliance which would reasonably be expected to result in the loss of Qualified Plan tax-qualification or tax-exempt status, or give rise to an excise tax or other penalty imposed by a Governmental Authority on any Credit Party or Subsidiary, and (c) no ERISA Event has occurred or is expected to occur with respect to any Title IV Plan or, if applicable and, to each Credit Party’s knowledge, any Multiemployer Plan.

5.9       Use of Proceeds; Margin Regulations.   The proceeds of the Debenture are intended to be and shall be used solely for the purposes set forth in and permitted by Section

7.10, and are intended to be and shall be used in compliance with this Agreement. Neither any Credit Party nor any Subsidiary is generally engaged in the business of purchasing or selling Margin Stock or extending credit for the purpose of purchasing or carrying Margin Stock. Proceeds of the Debenture shall not be used for the purpose of purchasing or carrying Margin Stock.

5.10     Title to Properties.

(a)       As of (i) the Closing Date, (ii) the date on which any real property is acquired or leased by the Company or a Subsidiary and (iii) the applicable date of the delivery of Mortgages, each of the Credit Parties has or will have (A) good and marketable fee simple title to, or valid leasehold interests in, or easements or other limited property interests in, all its real Properties (including all Mortgaged Properties) and (B) good title to its personal property and assets, in each case, except for Permitted Liens. The Mortgaged Properties are free from defects that materially adversely affect, or could reasonably be expected to materially adversely affect, the Mortgaged Properties’ suitability, taken as a whole, for the purposes for which they are contemplated to be used (as contemplated under the Operative Documents). Each parcel of real property and the use thereof (as contemplated under the Operative Documents) complies in all material respects with all applicable Laws (including building and zoning ordinances and codes) and with all insurance requirements except such failure which would not reasonably be expected to have a Material Adverse Effect.

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(b)       (i) Each Credit Party  has complied in all material respects with all obligations under all material leases to which it is a party; (ii) all leases to which a Credit Party is a party are legal, valid, binding and in full force and effect and are enforceable in accordance with their terms, except where such failure would not reasonably be expected to have an Material Adverse Effect; and (iii) none of the Credit Parties has defaulted, or with the passage of time would be in default, under any leases to which it is a party, except for such defaults as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Credit Party enjoys peaceful and undisturbed possession under the leases to which it is a party, except for leases in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No claim is being asserted or, to the knowledge of the Company, threatened, with respect to any lease payment under any lease other than any such Lien or claim that would not reasonably be expected to have a Material Adverse Effect.

(c)       None of the Credit Parties have received any written notice of, nor is there, to the knowledge of Company, any pending, threatened or contemplated condemnation proceeding affecting any portion of the Mortgaged Properties in any material respect or any sale or disposition thereof in lieu of condemnation.

(d)       None of the Credit Parties is obligated under any right of first refusal, option or other contractual right to sell, assign or otherwise dispose of any Mortgaged Property or any interest therein.

(e)       Each Mortgaged Property is served by installed, operating and adequate water, electric, gas, telephone, sewer, sanity sewer, storm drain facilities and other public utilities necessary for the uses contemplated under the Operative Documents to the extent required by applicable Law, except such failure to be served that would not reasonably be expected to cause a Material Adverse Effect.

5.11     Taxes.   Each Credit Party and each Subsidiary has filed all Tax returns and reports required to be filed, and has paid all Taxes, assessments, fees and other governmental charges levied or imposed upon it or its Properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently prosecuted and for which adequate reserves have been provided in accordance with GAAP. There is no Tax assessment proposed in writing by a Governmental Authority against any Credit Party or any Subsidiary that would, if the assessment were made, be reasonably expected to have a Material Adverse Effect.

5.12     Financial Condition.

(a)       All of the Credit Parties’ point of sale systems equipment is in good operating condition and repair, ordinary wear and tear and normal repairs and replacements excepted, are usable in the Ordinary Course of Business and have been installed and maintained in accordance with all applicable Laws, regulations, ordinances and normal industry practice and are suitable for the purposes for which they are presently used. All reports generated by the

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Credit Parties’ point of sale systems are true, accurate and complete in all respects of the date generated.

(b)       All balance sheets and the related statements of income and shareholder equity delivered to the Purchaser (the “Company Historical Financial Statements”) are true, accurate and complete in all respects. The Company Historical Financial Statements have been prepared in accordance with the Company’s historical accounting practices, as disclosed to the Purchaser prior to the Closing Date, consistently applied during the periods involved (except for normal recurring  year-end adjustments (the effect of which  will not, individually or in the aggregate,  be material)) (the “Company Accounting  Practices”). The  Company Historical Financial Statements fairly present in all material respects the assets, liabilities and financial position of the Company and its results of operations and changes in financial position and cash flows as of the respective dates and for the periods specified, all in  accordance with the Company Accounting Practices. The Company Historical Financial Statements are consistent with the books and records of the Company, which books and records are accurate and complete in all material respects. The Company has made and kept true, correct and complete books and records and accounts, which accurately and fairly reflect, in reasonable detail, the activities of the Company in all material respects and which have been maintained in accordance with sound business practices and applicable law. There has been no material change in the accounting methods or practices of the Company since the earliest date covered by the Company Historical Financial Statements.

(c)       Since January 1, 2018, there has been no Material Adverse Effect.

(d)       Neither any Credit Party nor any Subsidiary has any Indebtedness (other than Indebtedness permitted pursuant to Section 8.2) or any Contingent Obligations (other than Contingent Obligations permitted pursuant to Section 8.8). Attached hereto as Schedule 5.12 are the pro forma balance sheet of the Company and its Subsidiaries as of the Closing Date after giving effect to the issuance of the Debenture and statement of income for the period ending November 30, 2018 (the “Closing Date Financial Statements”). The Closing Date Financial Statements present fairly in all material respects, the financial position of the Company and the Subsidiaries in accordance with the Company Accounting Practices as of the Closing Date, subject to changes occurring in the Ordinary Course of Business since November 30, 2018.

5.13     Environmental Matters. The operations of each Credit Party and   each Subsidiary comply in all respects with all Environmental Laws, except where the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each Credit Party and each Subsidiary has obtained all licenses, permits, authorizations and registrations required under any Environmental Law (“Environmental Permits”) and necessary for its respective Ordinary Course of Business, all such Environmental Permits are in good standing, and each Credit Party and each Subsidiary is in compliance with all material terms and conditions of such Environmental Permits, except whether the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither any Credit Party nor any Subsidiary, nor any of their respective present Property or operations, is subject to any outstanding written order from or agreement with any Governmental Authority, or subject to any judicial or docketed

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administrative proceeding, respecting any Environmental Law, Environmental Claim or Hazardous Material. Neither any Credit Party nor any Subsidiary has received any written notice that alleges any of them is in violation of or potentially liable under any Environmental Laws. There are no Hazardous Materials or other environmental conditions or circumstances existing with respect to any  real Property  owned, leased or operated by  any  Credit Party  or any Subsidiary, or, to each Credit Party’s knowledge, arising from operations thereon, except where such   Hazardous   Materials   or   other   environmental   conditions   or   circumstances,   either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.   In addition, neither any Credit Party nor any Subsidiary has any underground storage tanks that are (a) not properly registered or permitted under applicable Environmental Laws or (b) to Company’s knowledge, leaking or releasing Hazardous Materials. There are no facts, circumstances  or conditions  arising out  of or relating to  the Credit  Parties  or  any of their respective operations or any facilities currently or formerly owned, leased or operated, or by any of the Credit Parties that could reasonably be expected to require investigation, remedial activity, corrective action or cleanup by, or on behalf of, any Credit Party or could reasonably be expected to result in any material Environmental Claim.

5.14     Operative Documents. All representations and warranties of each Credit Party or any other party (other than the Purchaser) to any Operative Document contained in any Operative Document are true and correct in all material respects (except to the extent such representations and warranties expressly refer to a specific date, in which case they are true and correct in all material respects as of such date).

5.15     Regulated Entities.   None of any Credit Party, any Subsidiary or any Person controlling any such Person is (a) an “investment company” or required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940; or (b) subject to regulation under the Federal Power Act, the Interstate Commerce Act, any state public utilities code, or any other Federal or state statute or regulation limiting its ability to incur Indebtedness.

5.16     Labor Relations. There are no strikes, lockouts or other general labor disputes against any Credit Party or any Subsidiary, or, to each Credit Party’s knowledge, threatened against or affecting any Credit Party or any Subsidiary, and no significant unfair labor practice complaint is pending against any Credit Party or any Subsidiary or, to the knowledge of each Credit Party, threatened against any Credit Party or any Subsidiary before any Governmental Authority.   Each Credit Party and each Subsidiary has at all times operated its business in material compliance with all applicable provisions of the Federal Fair Labor Standards Act, as amended.

5.17     Copyrights, Patents, Trademarks and Licenses, Etc. Schedule 5.17 identifies (a) all United States, state and foreign patents, trademarks, service marks, trade names and copyrights, and all registrations and applications for registration thereof and all licenses thereof, owned or held by any Credit Party or any Subsidiary (other than off-the-shelf licensed software), (b) any material licenses granted to third parties for the use of such intellectual property and (c) the jurisdictions in  which such registrations and applications have been filed.    Except as otherwise disclosed in Schedule 5.17, each Credit Party and each Subsidiary is the sole beneficial

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owner of, or has the right to use, free from any Lien (other than Liens in favor of the Purchaser) or other restrictions, claims, rights, encumbrances or burdens (other than customary restrictions in connection with commercially licensed software), the intellectual property identified on Schedule 5.17 and all other processes, designs, formulas, computer programs, computer software packages, trade secrets, inventions, product manufacturing instructions, technology, research and development, know-how and all other intellectual property that are necessary for the operation of each Credit Party’s and each Subsidiary’s businesses.   Each patent, trademark, service mark, trade name, copyright and license listed on Schedule 5.17 is in full force and effect. Except as set forth in Schedule 5.17, to the knowledge of each Credit Party (a) none of the present or contemplated products or operations of any Credit Party or any Subsidiary infringes in any material respect any  patent, trademark, service mark, trade name, copyright, license of intellectual property or other right owned by any other Person, and (b) there is no pending or, to the knowledge of each Credit Party, threatened claim or litigation against or affecting any Credit Party or any Subsidiary contesting the right of any of them to manufacture, process, sell or use any such product or to engage in any such operation. None of the trademark registrations set forth on Schedule 5.17 is an “intent-to-use” registration.

5.18     Subsidiaries.   The Company has no direct or indirect Subsidiaries or Equity

Interests in any other Person other than those set forth on Schedule 5.18.

5.19     Brokers’ Fees; Transaction Fees. Except as disclosed on Schedule 5.19, neither any Credit Party nor any Subsidiary has any obligation to any Person in respect of any finder’s, broker’s or investment banker’s fee or other fee in connection with the transactions contemplated hereby, other than fees payable under any Operative Document.

5.20     Insurance. Each Credit Party and each Subsidiary and their respective Properties are insured with financially sound and reputable insurance companies which are not Affiliates of any Credit Party or any Subsidiary, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar Properties in localities where any Credit Party or any Subsidiary operates. A true and complete listing of such insurance, including issuers, coverages and deductibles, has been provided to the Purchaser.

5.21     Full Disclosure. None of the representations or warranties made by any Credit Party in the Operative Documents as of the date such representations and warranties were made or deemed made, and none of the statements contained in each exhibit, report, statement or certificate furnished by or on behalf of any Credit Party in connection with the Operative Documents (including offering and disclosure materials, if any, delivered by or on behalf of any Credit Party to the Purchaser prior to the Closing Date) contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading as of the time when made or delivered in light of the circumstances at the time made; provided, that with respect to any forecasts or projections delivered to the Purchaser, each Credit Party represents only that such information was prepared in good faith based upon assumptions believed to be fair and reasonable at the time in light of current market conditions and that such forecasts or projections are not to be viewed as facts, and that the actual results during such

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period or periods covered by any such forecasts or projections may differ significantly from projected results.

5.22     Anti-Terrorism Laws. Neither any Credit Party nor any Subsidiary, nor to each Credit Party’s knowledge, any Affiliate of any Credit Party, or brokers or other agents of any such Person acting or benefiting in any capacity in connection with the Debenture or other Obligations: (a) is in violation of any laws relating to terrorism or money laundering (“Anti- Terrorism Laws”), including Executive Order No. 13224 on Terrorist  Financing,  effective September 24, 2001 (the “Executive Order”), and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, signed into law October 26, 2001 (the “USA Patriot Act”); (b) is a Person: (i) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (ii) that is owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) with which the Purchaser is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (iv) that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order or has done so or plans to do so; or (v) that is named as a “specially designated national and blocked person” on the most current list published by  the USA Treasury Department Office  of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list; (c) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Person described in clause (b) above; (d) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (e) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

5.23     Solvency.   Credit Parties and Subsidiaries, taken as a whole (before and after giving effect to the transactions to occur on the Closing Date and each Funding Date) (a) are not “insolvent” as that term is defined in Section 101(32) of the Bankruptcy Code, Section 2 of the Uniform Fraudulent Transfer Act (“UFTA”) or Section 2 of the Uniform Fraudulent Conveyance Act (“UFCA”), (b) do not have “unreasonably small capital,” as that term is used in Section 548 (a)(1)(B)(II) of the Bankruptcy Code or Section 5 of the UFCA, (c) are not engaged or about to engage in a business or a transaction for which their remaining Property is “unreasonably small” in relation to such business or transaction as that term is used in Section 4 of the UFTA, (d) are not unable to pay their debts as they mature or become due, within the meaning of Section

548(a)(1)(B)(III) of the Bankruptcy Code, Section 4 of the UFTA and Section 6 of the UFCA, and (e) own assets having a value both at “fair valuation” and at “present fair salable value” greater than the amount required to pay their “debts” as such terms are used in Section 2 of the UFTA and Section 2 of the UFCA. The Credit Parties and Subsidiaries, taken as a whole, shall not be rendered insolvent (as such term is defined above) by the execution and delivery of this Agreement or any of the other Operative Documents or by the transactions contemplated hereunder or thereunder.

5.24     Security Documents.

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(a)       The Security Agreement will, upon execution and delivery thereof, be effective to create in favor of the Purchaser, legal, valid and enforceable Liens on, and security interests in, the collateral described therein to the extent intended to be created thereby, and (1) when financing statements and other filings in appropriate form are filed in each applicable filing office for each applicable jurisdiction and (2) upon the taking of possession or control by the Purchaser of such collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Purchaser to the extent possession or control by the Purchaser is required by the Security Agreement), the Liens created by the Security Agreement shall constitute fully perfected first-priority Liens on, and security interests in (to the extent intended to be created thereby), all right, title and interest of the grantors in such collateral to the extent perfection can be obtained by filing financing statements or the taking of possession or control, in each case subject to no Liens other than Permitted Liens.

(b)       Upon recording thereof in the appropriate recording office, each Mortgage is effective to create, in favor of the Purchaser, legal, valid and enforceable perfected Liens on, and security interest in, all of the Credit Parties’ right, title and interest in and to the Mortgaged Properties and the proceeds thereof, subject only to Permitted Liens, and when the Mortgages are filed in the appropriate recording office, the Mortgages shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the Credit Parties in the Mortgaged Properties and the proceeds thereof, in each case prior and superior in right to any other Person, other than Permitted Liens.

5.25     Survival. All representations and warranties contained in this Agreement or any of the other Operative Documents shall survive the execution and delivery of this Agreement.

5.26     Private Offering. Assuming the accuracy and validity of representations of the Purchaser in ARTICLE VI, no registration of the Debenture pursuant to the provisions of the Securities Act or any applicable state securities or “blue sky” laws will be required in connection with the offer, sale or issuance of the Debenture pursuant to this Agreement. The Credit Parties have not, directly or indirectly, offered, sold or solicited any offer to buy, and the Company will not, directly or indirectly, offer, sell or solicit any offer to buy, any security of a type or in a manner which would be integrated with the sale of the Debenture and require the Debenture to be registered under the Securities Act. None of the Credit Parties, their Affiliates or any Person acting on its or any of their behalf (other than the Purchaser, as to whom the Credit Parties make no representation or warranty) has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Rule 502(c) under the Securities Act) in connection with the offering of the Debenture. Each Credit Party covenants and agrees that neither it, nor anyone acting on its behalf, will offer or sell the Debenture or any other security so as to require the registration of the Debenture pursuant to the provisions of the Securities Act or any state securities or “blue sky” laws, unless such Debenture is so registered. The Debenture shall be issuable only in registered form without coupons and in any denomination the Purchaser may request.

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ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company as follows:

6.1       Purchase for Investment. The Purchaser acquired the Debenture for investment for its own account and not with a view to the public resale of all or any part thereof in any transaction that would constitute a “distribution” within the meaning of the Securities Act; provided, however, the disposition of the Purchaser’s property shall at all times be and remain in its control.

6.2       Investor Qualifications.    The Purchaser (a) is an “accredited investor” (as defined in Regulation D promulgated by the Commission), (b) is able to bear the economic risk of its investment in the Debenture, (c) acknowledges that the Debenture has not been registered under the Securities Act and therefor are  subject to certain restrictions on transfer unless registered for resale or subject to an exempt transaction  under  the Securities  Act and  any applicable state securities law and the Company is not under any obligation to file a registration statements with the Commission with respect to the Debenture, and (d) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Debenture. The Purchaser is not an entity formed solely to make this investment.

6.3       Fees and Commissions.   The Purchaser has retained no finder, broker, agent, financial advisor or other intermediary in connection with the transactions contemplated by this Agreement.

6.4       Power and Authority.   The Purchaser is a corporation, limited partnership or limited liability company, as the case may be, validly exiting under the laws of the jurisdiction of its incorporation or formation, as the case may be. Such Purchaser has full power and authority to enter into and perform its obligations under this Agreement in accordance with its terms.

ARTICLE VII AFFIRMATIVE COVENANTS

Each Credit Party covenants and agrees that, from and after the date hereof until the Debenture and all other amounts under the Operative Documents have been finally paid in full in accordance with their terms (other than contingent indemnification or reimbursement obligations to the extent no claim giving rise thereto has been asserted), each Credit Party shall, and shall cause each of its Subsidiaries to, perform and comply with all covenants in this ARTICLE VII.

7.1       Financial Statements.

(a)       Each Credit Party shall, and shall cause each Subsidiary to, maintain a system of accounting established and administered in accordance with sound business practices to permit the preparation of financial statements in conformity  with GAAP; provided that monthly financial statements shall not be required to have footnote disclosure and are subject to normal year-end adjustments.

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(b)       The Company shall deliver to the Purchaser in form and detail reasonably satisfactory to the Purchaser:

(i)        as soon as available, but not later than one hundred twenty (120) days after the end of each Fiscal Year (provided that, if the Company submits a written request for an extension at least ten (10) days prior to such date, Purchaser may grant one thirty (30)-day extension, such extension not to be unreasonably withheld), commencing with the Fiscal Year ending December 31, 2019, a copy of the audited or unaudited, as applicable, consolidated and consolidating balance sheets of the Company and its Subsidiaries as at the end of such Fiscal Year and the related audited consolidated and consolidating statements of income or operations, shareholders’ or member’s equity and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year (if any), certified on behalf of the Company by an appropriate Responsible Officer as fairly presenting, in all material respects, in accordance with GAAP, the financial position and the results of operations of the Company and its Subsidiaries on a  consolidated and consolidating basis, subject to normal year-end adjustments and absence of footnote disclosure; provided, that if such statements have been audited, they shall be accompanied by the opinion of a nationally recognized independent public accounting firm reasonably acceptable to the Purchaser which report shall state that such consolidated and consolidating financial statements present fairly in all material respects the financial position for the periods indicated in conformity  with GAAP applied on a basis consistent with prior years. Such opinion shall not be qualified or limited because of a restricted or limited examination by such accountant, beyond an accountant’s standard limitation for an audit conducted in accordance with GAAP;

(ii)       as soon as available, but not later than sixty (60) days after the end of each Fiscal Quarter (provided that, if the Company submits a written request for an extension at least ten (10) days prior to such date, Purchaser may grant one thirty (30)-day extension, such extension not to be unreasonably withheld) other than the final Fiscal Quarter of each Fiscal Year, commencing with the Fiscal Quarter ending March 31, 2019, a copy of the unaudited consolidated and consolidating balance sheets of the Company and its Subsidiaries as of the end of such Fiscal Quarter, and the related unaudited consolidated and consolidating statements of income, shareholders’ or members’ equity and cash flows for such Fiscal Quarter and for the portion of the Fiscal Year then ended, and setting forth in each case comparisons to the most recent projections of the Company and its Subsidiaries and to the corresponding periods in the preceding Fiscal Year, all certified on behalf of the Company by an appropriate Responsible Officer as fairly presenting, in all material respects, in accordance with GAAP, the financial position and the results of operations of the Company and its Subsidiaries on a consolidated and consolidating basis, subject to normal year-end adjustments and absence of footnote disclosure; and

(iii)      as soon as available, but not later than thirty (30) days prior to the commencement of each Fiscal Year (provided that, if the Company submits a written request for an extension at least ten (10) days prior to such date, Purchaser may grant one thirty (30)-day extension, such extension not to be unreasonably withheld), the Company’s’ consolidated annual operating plans, operating and capital expenditure budgets, and financial forecasts, including cash flow projections (prepared on a month by month basis) covering proposed fundings,

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repayments, additional advances, investments and other  cash receipts and disbursements, together  with a statement of  underlying assumptions, each for  the following Fiscal Year presented on a monthly basis for such next Fiscal Year, all of which shall be in a format reasonably consistent with projections, budgets and forecasts theretofore provided to the Purchaser, and promptly following the preparation thereof, updates to any of the foregoing from time to time prepared by management of the Company.

(c)       The Purchaser shall exercise reasonable efforts to keep such information, and all information acquired as a result of any inspection conducted in accordance with Section

7.9 hereof, confidential; provided that the Purchaser may, subject to any further restrictions set forth in Section 10.12 hereof, communicate such information and any other information received pursuant  to  this  Agreement  and  the other Operative Documents  (i) to  any other  Person  in accordance with the customary practices of commercial agents and holders relating to routine trade inquiries and for purposes of obtaining league table credit or similar rankings, (ii) to any regulatory  authority  having jurisdiction over the Purchaser, (iii) to any  other Person in connection with the Purchaser’s sale of any participations in the Obligations or assignment of any rights and obligations of the  Purchaser under this Agreement and the other  Operative Documents, (iv) to any other Person in connection with the exercise of the Purchaser’s or any Indemnitee’s rights hereunder or under any of the other Operative Documents, (v) to any Person in any litigation in which the Purchaser is a party, or (vi) to any Person if the Purchaser believes in its discretion that disclosure is necessary or appropriate to comply with any applicable law, rule or regulation or in response to a subpoena, order or other legal process or informal investigative demand, whether issued by a court, judicial or administrative or legislative body or committee or other Governmental Authority. Notwithstanding the foregoing, information shall not be deemed to be confidential to the extent such information (A) is available in the public domain, (B) becomes available in the public domain other than as a result of unauthorized disclosure by the Purchaser, or (C) is received from a Person not known by the Purchaser to be in breach of an obligation of confidentiality to Credit Parties.   Each Credit Party authorizes the Purchaser to discuss the financial condition of each Credit Party and each Subsidiary with such Credit Party’s independent certified public accountants and agrees that such discussion or communication shall be without liability to either the Purchaser or such accountants.

7.2       Certificates; Other Information.  Company shall furnish to the Purchaser:

(a)       concurrently with the delivery of the annual financial statements referred to in Section 7.1(b)(i), a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary  therefor no knowledge was obtained of any Event of Default, except as specified in such certificate;

(b)       concurrently with the delivery of the financial statements referred to in clauses (i) and (ii) of Section 7.1(b), a compliance certificate in a form reasonably satisfactory to the Purchaser (each, a “Compliance Certificate”), under which a Responsible Officer certifies on behalf of Company that no Default or Event of Default has occurred or is continuing;

(c)       promptly after the same are sent, copies of all financial statements and reports which any Credit Party sends to holders of its Equity Interests; and promptly after the

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same are filed, copies of all financial statements and regular, periodic or special reports which any Credit Party may make to, or file with, the Commission or any successor or similar Governmental Authority;

(d)       at the same time such reports or information are provided to the board of directors or similar governing body of any Credit Party, a copy of any financial management reports or similar financial information or report of operations delivered to the board of directors or similar governing body of such Credit Party, including any agenda and other information or materials distributed to such Credit Party’s boards for regular board meetings;

(e)       together with each delivery of financial statements pursuant to Section

7.1(b), a management report, in reasonable detail, signed by a Responsible Officer of Company, describing the operations and financial condition of Credit Parties and the Subsidiaries for the month and the portion of the Fiscal Year then ended (or for the Fiscal Year then ended in the case of annual financial statements), and together with each delivery of financial statements pursuant to Section 7.1(b), a report discussing the reasons for any significant variations from projections for the period covered thereby or the same period in the prior Fiscal Year;

(f)        within 10 days of receipt thereof, copies of any reports submitted by the Company’s certified public accountants in connection with each annual, interim or special audit or review of any type of the financial statements or internal control systems of Credit Parties and the Subsidiaries made by such accountants, including any comment letters submitted by such accountants to management of such Person in connection with their services;

(g)       prompt notice of any actual or proposed working capital adjustments or other  purchase  price, escrow, indemnification or  other similar  determinations, claims or payments by any Credit Party; and

(h)     promptly, such additional business, financial, corporate (or other organizational) and other information as the Purchaser may from time to time reasonably request.

7.3       Notices. Company shall notify the Purchaser of any of the following within three

(3) days after a Responsible Officer becoming aware thereof:

(a)       the occurrence or existence of any Event of Default;

(b)       any breach or non-performance of, or any default under, any Contractual Obligation (other than a Material Agreement) of any Credit Party or any Subsidiary, or any violation of, or non-compliance with, any Law (other than Cannabis Laws), which, in either case, could reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect, including a description of such breach, non-performance, default, violation or non-compliance and the steps, if any, such Credit Party or such Subsidiary has taken, is taking or proposes to take in respect thereof;

(c)       any breach or non-performance of, or any default under, any Material Agreement of any Credit Party or any Subsidiary, or any violation of, or non-compliance with, any Cannabis Law, including a description of such breach, non-performance, default, violation or

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non-compliance and the steps, if any, such Credit Party or such Subsidiary has taken, is taking or proposes to take in respect thereof;

(d)       any material   dispute,   litigation,   investigation,   audit,   proceeding   or suspension which may exist at any time between any Credit Party or any Subsidiary and any Governmental Authority (other than LARA or any other Governmental Authority  with jurisdiction  over any Cannabis Laws)  which  could  reasonably be expected  to  result,  either individually or in the aggregate, in a Material Adverse Effect;

(e)       any material   dispute,   litigation,   investigation,   audit,   proceeding   or suspension which may exist at any time between any Credit Party or any Subsidiary and any Governmental Authority with jurisdiction over any  Cannabis Laws (including, without limitation, LARA);

(f)        any event or development which could lead to the suspension or revocation of any Cannabis License held by a Cannabis License Holder, or any fine or penalty levied against any Cannabis License Holder which could reasonably be expected to materially and adversely affect a Cannabis License;

(g)       the commencement of, or any  material adverse development in, any litigation or proceeding affecting any Credit Party or any Subsidiary (i) in which the amount of damages claimed is $500,000.00 (or its equivalent in another currency or currencies) or more, (ii) in which injunctive or similar relief is sought and which could reasonably be expected to have a Material Adverse Effect, or (iii) in which the relief sought is an injunction or other stay of the performance of this Agreement or any other Operative Document;

(h)       any of the following if the same could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, together with a copy of any notice with respect to such event that may be required to be filed with a Governmental Authority and any notice delivered by a Governmental Authority to any ERISA Affiliate with respect to such event: (i) an ERISA Event; (ii) the adoption of any new, or the commencement of contributions to, any Title IV Plan or Multiemployer Plan by any Credit Party, any Subsidiary or any ERISA Affiliate; or (iii) the adoption of any amendment to a Title IV Plan, if such amendment results in a material increase in benefits or unfunded liabilities;

(i)        any Material Adverse Effect subsequent to the date of the most recent consolidated   financial statements of the Company delivered to the Purchaser pursuant to this Agreement;

(j)        any material change in accounting policies or financial reporting practices by any Credit Party or any Subsidiary;

(k)       the creation, establishment or acquisition of any Subsidiary;

(l)        upon acquisition of any Owned Real Property or Material Leased Real Property, an updated Perfection Certificate (or, to the extent such request relates to specified information contained in the Perfection Certificate, such information) reflecting all changes since

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the date of the information most recently received pursuant to this paragraph (l) or Section

4.1(b); and

(m)      any other development specific to the Company or any of the Subsidiaries that is not a matter of general public knowledge and that has had, or could reasonably be expected to have, a Material Adverse Effect.

Each notice pursuant to this Section shall be accompanied by a written statement by a Responsible Officer on behalf of Credit Parties setting forth details of the occurrence referred to therein, and stating what action Credit Parties propose to take with respect thereto and at what time. Each notice of a Default or of an Event of Default shall describe with particularity any and all clauses or provisions of this Agreement or other Operative Document that have been breached or violated.

7.4       Preservation of Existence, Etc.   Each Credit Party shall, and shall cause each Subsidiary to: (a) preserve and maintain in full force and effect its corporate, partnership, limited liability company or other existence and good standing under the laws of its state or jurisdiction of incorporation or formation; (b) preserve and maintain in full force and effect all rights, privileges, qualifications, permits, licenses and franchises necessary in the normal conduct of its business where failure to do so could reasonably be expected to result in a Material Adverse Effect; (c) use commercially reasonable efforts, in the Ordinary Course of Business, to preserve its business organization and preserve the goodwill and business of the customers, suppliers and others having material business relations with it; and (d) preserve or renew all of its registered trademarks, trade names and service marks necessary or useful in the operation of its business.

7.5       Maintenance of Property.    Each Credit Party shall, and shall cause each Subsidiary to, maintain and preserve all of its Property which is used or useful in its business in good working order and condition (ordinary wear and tear excepted) and make all necessary repairs thereto and renewals and replacements thereof.

7.6       Property Insurance and Business Interruption Insurance. Each Credit Party shall, and shall cause each Subsidiary to, maintain, at its expense, such public liability and third party property damage insurance with financially sound and reputable insurers in such amounts and with such deductibles as is reasonably acceptable to the Purchaser. Each Credit Party shall, and shall cause each Subsidiary to, maintain, at such Person’s expense, business interruption insurance (in amounts reasonably  satisfactory  to the Purchaser) and keep and maintain its Property insured against loss or damage by fire, theft, burglary, pilferage, loss in transit, explosion, spoilage and all other hazards and risks ordinarily insured against by other owners or users of such properties in similar businesses, in an amount at least equal to the greater of the full insurable value of all such Property or the amount which is necessary to avoid the application of co-insurance  provisions.    All such  policies of insurance shall be  in form and substance reasonably satisfactory to the Purchaser and no Credit Party shall or shall permit any Subsidiary to, amend or otherwise change any such policies in any way which may adversely affect the Purchaser without the prior written consent of the Purchaser. Credit Parties shall deliver to the Purchaser a certificate of insurance for each policy of liability insurance, which shall be accompanied by an additional insured endorsement in favor of the Purchaser. Without limiting

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the foregoing, each Credit Party shall, and shall cause each Subsidiary to, (a) keep all of its physical Property insured with casualty or physical hazard insurance on an “all risks” basis, with broad form flood coverage (if any real property owned or leased by such Person is located in a special flood hazard area) and earthquake coverage and electronic data processing coverage, with a full replacement cost endorsement and an “agreed amount” clause in an amount equal to 100% of the full replacement cost of such real Property, (b) maintain all such workers’ compensation or similar insurance as may be required by law, (c) maintain, in amounts and with deductibles equal to those generally maintained by businesses engaged in similar activities in similar geographic areas, general public liability insurance against claims of bodily injury, death or property damage occurring on,  in or about the Properties of such Person, and  (d) maintain product liability insurance. The policy of liability insurance shall provide for the insurer to provide at least 30 days prior written cancellation notice to the Purchaser.    The Company  shall provide the Purchaser with prompt written notice of any change, amendment or modification to such insurance policy.

7.7       Payment of Liabilities. Each Credit Party shall, and shall cause each Subsidiary to, pay, discharge and perform as the same shall become due and payable or required to be performed, all of  their respective obligations and liabilities (but subject to any restrictions contained in this Agreement), including: (a) all Federal income and other material Tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently prosecuted which stay the enforcement of any Lien and for which adequate reserves in accordance with GAAP are being maintained by such Credit Party or such Subsidiary; (b) all lawful claims which, if unpaid, would by law become a Lien upon its Property unless the same are being contested in good faith by appropriate proceedings diligently prosecuted which stay the imposition or enforcement of the Lien and for which adequate reserves in accordance with GAAP are being maintained by such Credit Party or such Subsidiary; (c) any Indebtedness, as and when due and payable, but subject to  any restrictions  contained  in  this  Agreement,  provisions  in  any applicable subordination agreement or provisions in any instrument or agreement evidencing such Indebtedness; and (d) all obligations under any Contractual Obligation to which such Credit Party or such Subsidiary is bound, or to which it or any of its Properties is subject.

7.8       Compliance with Laws. Each Credit Party shall, and shall cause each Subsidiary to,  comply,  in  all  material  respects,  with  all Laws  of any Governmental  Authority having jurisdiction over it or its business (including all Cannabis Laws and Environmental Laws), except (a) such as may be contested in good faith by  appropriate proceedings diligently prosecuted without risk of loss of any material portion of the assets of the Company, (b) as to which a bona fide dispute exists, and (c) for which appropriate reserves have been established on such Person’s financial statements.

7.9       Inspection of Property and Books and Records. Each Credit Party shall, and shall cause each Subsidiary to, maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of each Credit Party and each Subsidiary. Each Credit Party shall, and shall cause each Subsidiary to upon reasonable prior written notice, permit representatives and independent contractors of the Purchaser to visit and

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inspect any of their respective Properties, to examine their respective organizational, corporate, limited liability company or partnership, as applicable, financial and operating records, and make copies thereof  or  abstracts therefrom, and to discuss their  respective affairs, finances and accounts with their respective directors, officers, and, so long as a senior member of Company’s management is given a reasonable opportunity to be present, independent public accountants, at such reasonable times, during normal business hours, in a manner that would not reasonably be expected to disrupt the conduct of such Credit Party’s or Subsidiary’s business in the ordinary course and as the Purchaser may reasonably desire; provided that, unless an Event of Default has occurred and is continuing, no more than two (2) such visits or inspections shall occur per calendar year at the expense of the Credit Parties.

7.10     Use of Proceeds. The Company shall use the proceeds of the Debenture solely as follows: (a) to pay off the Prior Advances in full, (b) for the acquisition or development of marihuana facilities, proposed marihuana facilities and marihuana products, and the costs associated with such acquisitions and development efforts, and (c) for general working capital purposes.

7.11     Further Assurances. Each Credit Party shall, and shall cause each Subsidiary to, ensure that all written information, exhibits, schedules and reports furnished to the Purchaser do not and will not contain any untrue statement of a material fact and do not and will not omit to state any material fact necessary to make the statements contained therein not misleading in light of the circumstances in which made, and will promptly disclose to the Purchaser and correct any defect or error that may be discovered therein or in any Operative Document or in the execution, acknowledgment or recordation thereof (it being acknowledged and understood that forecasts and projections are not to be viewed as facts and actual results may differ significantly from projected results contained in such forecasts and projections).   If reasonably requested by the Purchaser, within thirty (30) days after such request, deliver to the Purchaser a signed copy of an opinion, addressed to the Purchaser, of counsel for the Credit Parties reasonably acceptable to the Lender as to such matters set forth in this Section 7.11 or Section 7.12 as the Purchaser may reasonably request. Promptly upon request by the Purchaser, each Credit Party shall, and shall cause each Subsidiary to, take such additional actions as the Purchaser may reasonably require from time to time in order to carry out more effectively the purposes of this Agreement or any other Operative Document.

7.12     Additional Collateral.

(a)       In the event any Credit Party forms or acquires any Subsidiary after the Closing Date, such Credit Party shall promptly upon (but no later than 30 days after) such formation or acquisition cause (i) such newly formed or acquired Subsidiary (each is a “New Subsidiary”) to execute and deliver to the Purchaser such documents as the Purchaser may then require (including, without limitation,   a Guaranty and a joinder agreement causing such new Subsidiary to become party to the Security Agreement as a “Grantor”), (ii) provide updates to existing schedules and exhibits or new schedules or other disclosures as appropriate to modify representations, warranties, covenants, conditions and other provisions applicable to such New Subsidiary), (iii) a certificate attaching (x) the Organization Documents of such New Subsidiary, (y) resolutions of the board of directors (or similar governing body) of such New Subsidiary

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approving and authorizing the execution, delivery and performance of the documents described in  this  Section  7.11  and  the other  Operative Documents and  the transactions  contemplated thereby, and (z) signature and incumbency schedule of such New Subsidiary, all certified as of the date of delivery of such certificate by a Responsible Officer of such New Subsidiary as being true and complete and in full force and effect without modification and (iv) such other instruments, documents, and certificates reasonably required by the Purchaser in connection therewith.

(b)       If any asset (other than real property, which is covered by paragraph (c) below) that has an individual fair market value (as determined in good faith by the Borrower) in an amount greater than US$5,000,000 is acquired by the Company or any Subsidiary after the Closing Date or owned by an entity at the time it becomes a Credit Party (in each case other than (x) assets constituting Collateral under the Security Agreement that become subject to the Lien of the Security Agreement upon acquisition thereof and (y) assets that are not required to become subject to Liens in favor of the Purchaser pursuant to any Operative Document), the Company will (i) as promptly as practicable notify the Purchaser thereof and (ii) take or cause the Credit Parties to take such actions as shall be reasonably requested by the Purchaser to grant and perfect such Liens, all at the expense of the Credit Parties.

(c)       The Company shall promptly notify the Purchaser of the acquisition of and grant and cause each of the Credit Parties to grant to the Purchaser security interests and Mortgages in such Owned Real Property and Material Leased Real Property of the Company or any such Credit Parties as are not covered by the Mortgages previously delivered and recorded pursuant to documentation substantially in the form of the Mortgages or in such other form as is reasonably satisfactory to the Purchaser (each, an “Additional Mortgage”) and constituting valid and enforceable Liens subject to no other Liens except Permitted Liens at the time of perfection thereof, record or file, and cause each such Credit Party  to record or file, the Additional Mortgage or instruments related thereto in such manner and in such places as is required by law to establish, perfect, preserve and protect the Liens in favor of the Purchaser required to be granted pursuant to the Additional Mortgages and pay, and cause each such Credit Party to pay, in full, all Taxes, fees and other charges payable in connection therewith. Unless otherwise waived by  the Purchaser, with respect to each such Additional Mortgage, the Company shall deliver to the Purchaser contemporaneously therewith a title insurance policy, flood determination and evidence of flood insurance, if required by law, legal opinion, FIRREA appraisal (if required by law) and a survey and otherwise comply with the requirements of the Operative Documents applicable to Mortgages and Mortgaged Property.

(d)       The Company shall furnish to the Purchaser promptly (and in any event within thirty (30) days after such change) written notice of any change (A) in any Credit Party’s corporate or organization name, (B) in any Credit Party’s identity or organizational structure, (C) in any Credit Party’s organizational identification number, or (D) in any Credit Party’s jurisdiction of organization; provided that the Company shall not effect or permit any such change unless all filings have been made, or will have been made within any statutory period, under the Uniform Commercial Code or otherwise that are required in order for the Purchaser to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral with the same priority as prior to such change (it being understood that,

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subject to the foregoing, any Credit Party may change the name under which it conducts its business or its corporate name, trade name, trademarks, brand name or other public identifiers).

(e)       Not later than thirty (30) days after any new deposit account or securities account is opened by any Credit Party (excluding any accounts used solely to fund payroll or employee benefits), deliver to the Purchaser a Control Agreement with respect to each such account.

7.13     Anti-Terrorism Laws. Each Credit Party shall, and shall cause each Subsidiary to, (a) ensure that no Person that directly or indirectly owns a controlling interest in or otherwise controls such Person is or shall be listed in any of the listings described in Section 5.22, (b) not use or permit the use of the proceeds of the Debenture to violate any of the foreign asset control regulations of OFAC or any enabling statute or order relating thereto or the Executive Order and (c) comply in all material respects with all applicable Bank Secrecy Act laws and regulations.

7.14     Fees and Expenses.

(a)       Each Credit Party shall bear all of its own expenses in connection with this Agreement and the other Operative Documents, and the transactions contemplated hereby and thereby.

(b)       Any  action taken by any Credit Party  under or with respect to any Operative Document, even if required under any Operative Document or at the request of the Purchaser, shall be at the expense of the Credit Parties, and the Purchaser shall not be required under any Operative Document to reimburse any Credit Party or any Subsidiary of any Credit Party therefor except as expressly provided therein. In addition, upon an Event of Default, the Credit Parties agree to pay or reimburse upon demand (i) the Purchaser for all reasonable and invoiced out-of-pocket costs and expenses incurred by it or any  of its Related Persons in connection  with the investigation,  development,  preparation,  negotiation, execution, interpretation  or administration  of,  any modification  of any term  of  or termination  of,  any Operative Document or Equity Document, any commitment or proposal letter therefor, any other document prepared in connection therewith or the consummation and administration of any transaction contemplated therein, in each case including reasonable Attorney Costs of the Purchaser, the reasonable and invoiced out-of-pocket cost of environmental audits, background checks and similar expenses, to the extent permitted hereunder, (ii) the Purchaser for all reasonable and invoiced out-of-pocket costs and expenses incurred by it or any of its Related Persons in connection with internal audit reviews, audits by Governmental Authorities, field examinations and examinations, and (iii) each of the Purchaser, and its Related Persons for all invoiced out-of-pocket costs and expenses incurred in connection with (A) any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out”, (B) the enforcement or preservation of any right or remedy under any Operative Document, any Obligation, or any other related right or remedy or (C) the commencement, defense, conduct of, intervention in, or the taking of any other action (including preparation for and/or response to any  subpoena or request for document production relating  thereto) with respect to, any proceeding (including any bankruptcy or insolvency proceeding) related to any Credit Party, any

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Subsidiary of any Credit Party, Operative Document, Obligation or Related Transaction, including Attorney Costs.

7.15     Taxes. Each Credit Party and each Subsidiary shall file all Tax returns and reports required to be  filed, and will pay or  cause  to be  paid Taxes, assessments, fees and other governmental charges levied or imposed upon it or its Properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently prosecuted and for which adequate reserves have been provided in accordance with GAAP.

ARTICLE VIII NEGATIVE COVENANTS

Each Credit Party covenants and agrees that, from and after the date hereof until the Debenture and all other amounts under the Operative Documents have been finally paid in full in accordance with their terms (other than contingent indemnification or reimbursement obligations to the extent no claim giving rise thereto has been asserted), such Credit Party shall not, and shall not cause, suffer or permit any Subsidiary to, directly or indirectly:

8.1       Liens. Create, incur, assume or suffer to exist any Lien on any of its assets, other than the following (collectively, “Permitted Liens”): (a) liens securing the payment of Taxes either not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings, and as to which such Credit Party or such Subsidiary shall, under GAAP, have set aside on its books and records adequate reserves; (b) pledges, deposits or Liens made or arising under worker’s compensation, unemployment insurance, social security and other similar laws, or to secure the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure  indemnity, performance  or  other  similar  bonds for the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure statutory obligations or surety, stay, appeal or custom bonds, or to secure indemnity, performance or other similar bonds in the Ordinary Course of Business; (c) Liens in favor of the Purchaser; (d) Liens which arise by operation of law, other than Liens which arise by operation of Environmental Laws, incurred in the Ordinary Course of Business (for sums not constituting borrowed money) that are not overdue for a period of more than 30 days or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP (if so required); (e) zoning restrictions, building codes, easements, rights of way, licenses, covenants and other similar restrictions affecting the use of real property that do not secure monetary obligations and do not materially impair the use of such real property for its intended purposes or the value thereof; (f) Liens described on Schedule

8.1, provided that such Liens shall secure only those obligations which they secure on the Closing Date; (g) purchase money security interests on equipment of any Credit Party or any Subsidiary securing Capital Leases or purchase money Indebtedness in each case permitted by Section 8.2(b); (h) Liens arising from the filing of precautionary UCC financing statements solely as a precautionary measure in connection with operating leases, licenses or consignment of goods; (i) rights of offset or statutory banker’s Liens arising in the Ordinary Course of Business in favor of commercial banks; provided that any such Lien shall only extend to deposits and Property in possession of such commercial bank; (j) any interest or title of a licensor,

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sublicensor, lessor or sublessor with respect to any assets under any license or lease agreement expressly permitted under this Agreement and entered into in the Ordinary Course of Business which do not (i) interfere in any material respect with the business of any Credit Party or (ii) secure any Indebtedness; (k) judgment Liens for sums not exceeding an amount that would be an Event of Default; provided that the enforcement of such Liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by  appropriate proceedings; (l) security deposits made in the Ordinary Course of Business to secure obligations under leases or subleases; (m) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by any Credit Party in the Ordinary Course of Business in accordance with the past practices of such Credit Party and extending solely to such goods; (n) non-exclusive outbound licenses or sublicenses of patents, copyrights, trademarks and other intellectual property rights granted by any Credit Party in the Ordinary Course of Business and not interfering in any respect with the ordinary conduct of or materially detracting from the value of the business of such Credit Party; and (o) mortgages for real property purchased by the Credit Parties in connection with acquisitions of marihuana facilities or proposed marihuana facilities securing Indebtedness in an amount no greater than $5,000,000 in the aggregate. No Credit Party shall, or shall permit any Subsidiary to, permit the filing of any financing statement naming such Person as debtor, except for financing statements filed with respect to Permitted Liens.

8.2       Indebtedness.   Incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any Indebtedness, except for any of the following: (a) the Obligations; (b) Capital Leases and purchase money Indebtedness (including Capital Leases and purchase money Indebtedness listed on Schedule 8.2), incurred to finance the purchase of equipment, not to exceed $1,000,000.00 in the aggregate at any time outstanding; (c) trade obligations and normal accruals made in accordance with GAAP in the Ordinary Course of Business not yet due and payable, or with respect to which such Credit Party or such Subsidiary is contesting in good faith the amount or validity thereof by appropriate proceedings, and then only to the extent that such Credit Party or such Subsidiary has set aside on its books adequate reserves therefor, if appropriate under GAAP; (d) Indebtedness described on Schedule 8.2 and any refinancing, renewal, replacement or extension of such Indebtedness in a principal amount not in excess of that which is outstanding on the Closing Date (as such amount has been reduced following the Closing Date); (e) unsecured intercompany Indebtedness arising from loans made by any Credit Party to any other Credit Party, provided, however, that upon the request of the Purchaser at any time, such Indebtedness shall be evidenced by promissory notes having terms reasonably satisfactory to the Purchaser; (f) Indebtedness to the extent (and without duplication) constituting Investments made by the Credit Parties as expressly permitted under Section 8.5; (g) Indebtedness arising from the honoring by a bank or other financing institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the Ordinary Course of Business; provided, however, that such Indebtedness is extinguished within ten (10) days of incurrence; (h) to the extent constituting Indebtedness obligations, Indebtedness incurred in the Ordinary Course of Business in connection with the financing of unpaid insurance premiums (not in excess of one year’s premiums and so long as the Purchaser has received written notice of such financing); (i) Contingent Obligations arising from indemnification obligations in favor  of  directors, managers, employees and officers incurred in the Ordinary Course of Business and expressly permitted hereunder; (j) Contingent

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Obligations of the Credit Parties or any Subsidiary in respect of guarantees of   Indebtedness otherwise permitted under this Agreement of the Credit Parties, provided that (i) any such guaranty  obligations of a Credit Party  shall only  be in respect of Indebtedness otherwise permitted under this Agreement of another Credit Party  and (ii) if such obligation or Indebtedness is subordinated to the Obligations, such guarantee shall be subordinated to the same extent; (k) Indebtedness representing any Tax payment obligations to the extent such Taxes are being contested by a Credit Party in good faith by appropriate proceedings and adequate reserves are being maintained in accordance with GAAP; and (l) Indebtedness secured by mortgages for real property purchased by the Credit Parties in connection with acquisitions of provisioning centers securing Indebtedness in an amount no greater than $3,000,000.00 in the aggregate. Except as otherwise expressly permitted by this Agreement, no Credit Party shall, or shall permit any Subsidiary to, pay or offer or agree to pay any obligations or Indebtedness before the same is due, except for the early payment of trade obligations in the Ordinary Course of Business. Any Indebtedness that is subordinated to the Obligations shall continue to be subordinated to the Obligations on terms and conditions that are at least as favorable to the Purchaser as are in effect on the date hereof or otherwise on terms and conditions reasonably satisfactory to the Purchaser. Notwithstanding any provision herein to the contrary, no Credit Party shall, or shall permit any Subsidiary to, incur any Indebtedness that is senior in any respect in right of payment to any of the Obligations.

8.3       Disposition of Assets. Sell, assign, license, lease, convey, transfer or otherwise dispose of (whether in one or a series of transactions) any Property (including accounts and notes receivable, with or without recourse) or enter into any agreement to do any of the foregoing (including any agreement to statutorily divide), except dispositions of Inventory in the Ordinary Course of Business.

8.4       Consolidations, Conversions and Mergers.    Do any  of the following:    (a) convert its status as a type of Person (e.g., corporation, limited liability company, partnership) or the jurisdiction in which it is organized, formed or created, unless it shall have provided 30 days prior written notice to the Purchaser, (b) consummate a statutory division, merge or consolidate with or into, any Person, except in connection with a Permitted Acquisition, (c) convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, (d) liquidate, wind-up or dissolve, or (e) agree to do any of the foregoing, except that upon 10 Business Days’ prior written notice to the Purchaser, any Credit Party may merge or consolidate with or acquire the Equity Interests issued by, an interest in, or the assets of, another Credit Party (and, in the case of such merger or consolidation or, in the case of the conveyance or distribution of all such assets, the non-surviving or selling entity, as the case may be, may be liquidated, wound up or dissolved); provided that if Company is a party to such transaction, Company must be the surviving entity.

8.5       Loans and Investments.   Do any of the following: (a) purchase or acquire, or make any commitment for, any Equity Interest or any evidence of Indebtedness or obligations or other securities of, or any interest in, any Person, including the establishment or creation of or statutory division into a Subsidiary or enter into any joint ventures, (b) make or commit to make any Acquisitions, or any other acquisition of all or substantially all of the assets of another

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Person, or of any business or division of any Person, including by way of merger, consolidation or other combination, or (c) make or commit to make any advance, loan, extension of credit or capital contribution to, or assume the debt of, purchase or acquire any other debt or interest in, or make any other investment in, any Person including any Affiliate of any Credit Party or any Subsidiary (the items described in clauses (a), (b) and (c) are referred to as “Investments”), except for: (i) Investments in cash and Cash Equivalents and checking and demand deposit accounts maintained in the Ordinary Course of Business; (ii) each Credit Party’s ownership of the Equity Interests of its Subsidiaries; (iii) the Investments listed on Schedule 8.5; (iv) each Credit Party’s ownership of the Equity Interests of its Subsidiaries including Subsidiaries established or created after the Closing Date in compliance with all applicable terms of the Operative Documents; (v) non-cash proceeds from dispositions permitted under Section 8.3; (vi) prepaid expenses and deposits for lease obligations or in connection with the provision of goods or services, in each case incurred in the Ordinary Course of Business; (vii) accounts created and trade debt extended in the Ordinary Course of Business; and (viii) Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary to prevent or limit loss.

8.6       Transactions with Affiliates. Enter into any transaction or series of transactions with, or pay any compensation or other amounts to, any Affiliate of any Credit Party or any Subsidiary unless such transactions are pursuant to terms no less favorable to such Credit Party or such Subsidiary than would be obtained in a comparable arm’s length transaction with a Person not an Affiliate of such Credit Party or such Subsidiary.

8.7       Use of Proceeds. Use any portion of the proceeds of the Debenture, directly or indirectly, to purchase or carry Margin Stock or repay or otherwise refinance Indebtedness of any Credit Party or any Subsidiary or others incurred to purchase or carry Margin Stock, or otherwise in any manner which is in contravention of any Law or in violation of this Agreement.

8.8       Contingent Obligations. Create, incur, assume or suffer to exist any Contingent Obligations except in respect of the Obligations and except: (a) endorsements for collection or deposit in the Ordinary Course of Business; (b) Contingent Obligations incurred in the Ordinary Course of Business with respect to surety and appeal bonds, performance bonds and other similar obligations; (c) guaranties in favor of the Purchaser; (d) endorsements for collection or deposit in the Ordinary  Course of Business; (e) Contingent Obligations in respect of, or constituting, Indebtedness permitted under Section 8.2; and (f) guaranties of the Obligations by any Credit Party other than the Company.

8.9       Compliance with ERISA. Except as would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate, cause or permit (a) to exist any ERISA Event; or (b) any Title IV Plan to have vested Unfunded Benefit Liabilities determined as of the most recent valuation date for each such Title IV Plan.

8.10     Restricted Payments.     Do any of the following (clauses (a), (b) and (c) are referred to herein, collectively, as “Restricted Payments”): (a) declare or make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any Equity Interests, (b) consummate a statutory division or (c) issue, purchase,

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redeem, retire or otherwise acquire any Equity Interests now or hereafter outstanding, or set apart assets for a sinking  or other analogous fund therefor, in each case, other than Restricted Payments made, with the prior written consent of the Purchaser.

8.11     Change in Business.    Engage in any material line of business substantially different from those lines of business carried on by it on the date hereof, other than ancillary or related businesses or reasonable extensions thereof.

8.12     Change in Structure.    Amend, modify or restate any of its Organization Documents in any manner adverse to the Purchaser, or make any changes in its equity capital structure (including in the terms of its outstanding Equity Interests).

8.13     Accounting Changes; Fiscal Year.   Make any material change in accounting treatment or reporting practices (except as required by GAAP), or change its Fiscal Year.

8.14     Subsidiaries. Form, acquire or permit to exist any Subsidiaries, other than those in existence on the Closing Date and listed on Schedule 5.18 and other than those established or created after the Closing Date in compliance with Section 7.12.

8.15     Environmental. Fail to conduct its business so as to comply in all respects with all Environmental Laws and Environmental Permits in all jurisdictions in which it is or may at any time be doing business, except for such failures to comply that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided, however, that nothing contained in this Section 8.15 shall prevent any Credit Party or any Subsidiary from contesting, in   good faith by appropriate legal proceedings, any such law,   regulation, interpretation thereof or application thereof, provided, further, that such Credit Party or such Subsidiary shall not fail to comply with the order of any court or other Governmental Authority of applicable jurisdiction relating to such laws unless such Credit Party or such Subsidiary shall currently be prosecuting an appeal or proceedings for review and shall have secured a stay of enforcement or execution or other arrangement postponing enforcement or execution pending such appeal or proceedings for review.

8.16     Limits on Restrictive Agreements.   Create, enter into or otherwise cause or suffer to exist or become effective any contractual or other restriction on the ability of (a) any Credit Party or any Subsidiary to perform and comply with their respective obligations under the Operative Documents, or (b) any Credit Party or any Subsidiary to (i) make Restricted Payments in respect of any Equity Interests of such Subsidiary held by, or pay any Indebtedness owed to, any Credit Party, (ii) make loans or advances to, or other Investments in, any Credit Party, or (iii) transfer any of its assets to any Credit Party, except for such encumbrances or restrictions existing under or by reason of this Agreement, the other Operative Documents and under the arrangements described in clauses (b) through (e) of Section 8.19 to the extent they contain provisions restricting the transfer of assets.

8.17     Management and Consulting Agreements.     Enter into any management or consulting arrangement with any Affiliate of any Credit Party or any Subsidiary or any holder of Indebtedness of such Credit Party or such Subsidiary (excluding the Purchaser or any of its

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Affiliates), or pay or accrue any management, consulting or similar fees to any Affiliate of any Credit Party or any Subsidiary or any holder of Indebtedness of such Credit Party or such Subsidiary (excluding the Purchaser or any of its Affiliates); provided that, notwithstanding the foregoing, a Credit Party and any Subsidiary may enter into any management, consulting or fee agreement (a) which does not contemplate the issuance or potential issuance of any Equity Interest of any Credit Party or Subsidiary to any Person, and (b) the terms of which are no less favorable to the Credit Party or such Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate. If this Section 8.17 is waived   by   the   Purchaser,   all   such   management   or   consulting   arrangements   must   be commercially reasonable and any stock grants pursuant to this Section 8.17 must be approved by the Purchaser.

8.18     Sale-Leaseback Transactions.  Become or remain liable as lessee or as guarantor or other surety with respect to any lease, whether an operating lease or a Capital Lease, of any property (whether real, personal or mixed, and whether now owned or hereafter acquired) (a) that any Credit Party or any Subsidiary has sold or transferred (or is to sell or transfer) to a Person that is not a Credit Party or (b) that any Credit Party or any Subsidiary intends to use for substantially the same purpose as any other Property that, in connection with such lease, has been sold or transferred by any Credit Party or any Subsidiary to another Person.

8.19     No Other Negative Pledges.   Enter into or suffer to exist any agreement or restriction that, directly or indirectly, prohibits or conditions the creation, incurrence or assumption of any Lien upon or with respect to any part of its property or assets, whether now owned or hereafter acquired, or agree to do any of the foregoing, except for such agreements or restrictions existing under or by  reason of (a) this Agreement and the other Operative Documents, (b) applicable Laws, (c) any agreement or instrument creating a Permitted Lien (but only to the extent such agreement or restriction applies to the assets subject to such Permitted Lien), (d) customary provisions in leases and licenses of real or personal property entered into by any Credit Party or any Subsidiary as lessee or licensee in the Ordinary Course of Business, restricting  the granting of Liens therein or in Property that is the subject thereof, and (e) customary restrictions and conditions contained in any agreement relating to the sale of assets pending such sale, provided that such restrictions and conditions apply only to the assets being sold and such sale is permitted under this Agreement.

8.20     Press Release; Public Offering Materials.   No Credit Party shall, nor shall either of them cause or permit any Subsidiary or Affiliate to, issue any press releases or other public disclosure, including any prospectus, proxy statement or other materials filed with any governmental authority or body relating to a public offering of the Equity Interests of any Credit Party, using the name of the Purchaser or its affiliates or referring to this Agreement or the other Operative Documents without at least ten (10) Business Days’ prior notice to the Purchaser and without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, unless (and only to the extent that) such Credit Party or Affiliate is required to do so under law and then, in any event, such Credit Party or Affiliate shall consult with the Purchaser before issuing such press release or other public disclosure. Each Credit Party consents to the publication  by the Purchaser of a tombstone or similar advertising material  relating to  the financing transactions contemplated by  this Agreement; provided, that, if requested by  the

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Company, the Purchaser shall provide a draft of any such tombstone or similar advertising material to the Company for review and comment prior to the publication thereof. The Purchaser reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

ARTICLE IX EVENTS OF DEFAULT

9.1       Events of Default Defined; Acceleration of Maturity. If any one or more of the following events (each herein called an “Event of Default”) shall have occurred:

(a)       all or any part of the principal or interest of any of the Debenture is not paid on the date such principal and/or interest shall become due and payable, whether at the maturity thereof, by acceleration, by conversion, by notice of prepayment, or otherwise;

(b)       all or any part of any other amount owing by any Credit Party or any Subsidiary to the Purchaser pursuant to the terms of this Agreement, the Debenture or any other Operative  Document (including,  without limitation,  amounts owed  or  reimbursable  under Section 7.14) is not paid when such other amount becomes due and payable and such non- payment is not remedied within ten (10) Business Days after written demand therefor was made (if required by the Operative Documents or, otherwise, after written notice thereof to such Credit Party by the Purchaser);

(c)       any Credit Party fails or neglects to perform, keep or observe any of its covenants, conditions or agreements contained in:

(i)        Sections 7.1, 7.2(a), 7.2(b) or 7.2(d), 7.3, 7.4(a) or (b), 7.6, 7.10,

7.12 or ARTICLE VIII; or

(ii)     any other covenant, condition or agreement contained in this Agreement or other Operative Document (and, if any grace or cure period is expressly applicable thereto as set forth therein, the same shall continue past such grace period) and such failure shall continue for thirty (30) days after the earlier of (i) delivery by the Purchaser to any Credit Party of notice of such non-compliance or (ii) a Responsible Officer of any Credit Party becoming aware of such failure;

(d)       any warranty or representation now or hereafter made by any Credit Party herein, in any other Operative Document, or other certificate, report or other delivery required to be made by Company to the Purchaser hereunder, is untrue or incorrect in any material respect (or, in the case of any such representation or warranty that is qualified as to materiality or Material Adverse Effect, untrue or incorrect in any respect) when made or deemed made;

(e)       a judgment or order in excess of $100,000 shall be rendered against any Credit Party (except for judgments which are not a Lien on personal property and which are being contested by  such Person in good faith) and such judgment or order shall remain unsatisfied or undischarged and in effect for forty five (45) consecutive days without a stay of

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enforcement or execution; provided, that, if such an Event of Default occurs or is reasonably imminent, the Purchaser may satisfy and discharge such judgment on behalf of a Credit Party;

(f)        a notice of Lien, levy or assessment is filed or recorded with respect to all or a substantial part of the assets of any Credit Party by the United States, or any department, agency or instrumentality thereof, or by any state, county, municipality or other governmental agency, or any Taxes or debts owing at any time or times hereafter to any one or more of them become a Lien upon all or a substantial part of the assets of the Company, or any Equity Interests pledged to the Purchaser, and (i) such Lien, levy or assessment is not discharged or released or the enforcement thereof is not stayed within forty five (45) days of the notice or attachment thereof, or (ii) if the enforcement thereof is stayed, such stay shall cease to be in effect, provided that this Section 9.1(f) shall not apply to any Liens, levies or assessments which relate to current Taxes not yet due and payable;

(g)       there shall occur any loss, theft, substantial damage or destruction of any item or items of assets of the Company which is not fully insured as required by this Agreement, the other Operative Documents or any guarantee (a “Loss”), to the extent the amount of such Loss not fully covered by insurance (including any deductible in connection therewith), together with the amount of all other Losses not fully covered by insurance (including any deductibles in connection therewith) occurring in the same Fiscal Year, exceeds $1,000,000.00;

(h)       all or any part of assets of the Company is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors and on or before forty five (45) days thereafter such assets are  not returned to and/or  such writ, distress  warrant or  levy is not dismissed, stayed or lifted and if the amount of such assets or collateral, together with any other assets and collateral that is so attached, seized, subjected to writ or distress warrant or levied upon, exceeds $1,000,000 at any time;

(i)        a proceeding under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute is filed (i) against any Credit Party and an adjudication or appointment is made or order for relief is entered, or such proceeding remains undismissed for a period in excess of forty five (45) days, or (ii) by any Credit Party; any Credit Party makes an assignment for the benefit of creditors; any Credit Party voluntarily or involuntarily dissolves or is dissolved, or terminates or is terminated; any Credit Party takes any corporate, limited liability company or partnership, as applicable, action to authorize any of the foregoing; or any Credit Party becomes insolvent or fails generally to pay its debts as they become due;

(j)        the Company or any Subsidiary involuntarily dissolves or is involuntarily dissolved, or involuntarily terminates its existence or involuntarily has its existence terminated;

(k)       any Credit Party or any Cannabis License Holder is enjoined, restrained, or in any way prevented by the order of any Governmental Authority from conducting all or any material part of its business affairs, and such order is not dismissed, stayed or discharged within ten (10) Business Days;

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(l)        as to any Indebtedness of any Credit Party or any other Subsidiary, (i) any Credit Party or any other Subsidiary shall fail to make any payment due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) on any such Indebtedness and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; (ii) any other default or event of default under any agreement or instrument relating to any such Indebtedness, or any other event, shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument if  the  effect of  such default, event of  default or  event is to accelerate, or  to permit the acceleration of, the maturity of such Indebtedness; or (iii) any such Indebtedness shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled required payment) prior to the stated maturity thereof;

(m)      default (after giving effect to any notice periods applicable thereto) in the payment when due, or in the performance or observance of, any material obligation of, or condition agreed to by, the Company with respect to any material purchase or lease of goods or services in excess of $5,000,000.00 or which could have a Material Adverse Effect (except only to the extent that Company is contesting the existence of any such default in good faith and by appropriate proceedings), and such failure shall continue for thirty (30) days after the earlier of (i) delivery by the Purchaser to any Credit Party of notice of such default or (ii) a Responsible Officer of any Credit Party becoming aware of such failure;

(n)       any Guarantor shall, or shall attempt to, terminate or revoke any of its obligations under the applicable guarantee agreement in favor of the Purchaser in connection with the Obligations or breach any of the terms of such guarantee agreement, or any Person executing a fidelity guaranty in favor of the Purchaser in connection with the Obligations shall, or shall attempt to, terminate or revoke such guaranty;

(o)       a Change of Control shall occur;

(p)       Any material adverse change in the Business of the Company and its Subsidiaries, from time to time, taken as a whole or the occurrence of any event that is a Material Adverse Effect.

(q)       any Person shall, or shall attempt to, terminate, discontinue or revoke any of its obligations under any Operative Document;

(r)        the occurrence of an ERISA Event results in, or would reasonably be expected to result in, a Material Adverse Effect or a Lien in excess of $1,000,000 on the assets of any Credit Party’s Property; or

(s)       any Operative Document to which any Credit Party is now or hereafter a party shall for any reason cease to be in full force and effect, or any Credit Party shall assert any of the foregoing.

then, when any Event of Default (other than an Event of Default described in clause (h), (i) or above) has occurred and shall be continuing after Purchaser delivers written notice thereof and has not been waived, the principal of the Debenture and the interest accrued thereon and all other

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amounts due under any Operative Document (collectively, the “Other Payments”), shall, upon written notice from the Purchaser, forthwith become and be due and payable, if not already due and payable, without presentment, further demand or other notice of any kind. If any Event of Default described in clauses (h), (i) or (j) above occurs, the principal of all of the Debenture, the interest accrued thereon and the Other Payments shall immediately become due and payable, without presentment, demand, or notice of any kind. If any principal, installment of interest or Other Payment is not paid in full on the due date thereof (whether by maturity, prepayment or acceleration) or any Event of Default has occurred and is continuing after delivery of written notice, then the outstanding principal balance of the Debenture, any overdue installment of interest (to the extent permitted by applicable law), including interest accruing after the commencement of any proceeding under any bankruptcy or insolvency law and all Other Payments will bear additional interest from the due date of such payment, or from and after an Event of Default, at a rate equal to the lesser of (i) the highest rate allowed by applicable law or (ii) an amount equal to the then applicable interest rate on the Debenture, plus two percent (2%) per annum (such rate being referred to as the “Default Rate”), compounded quarterly, until the payment is received or the Event of Default is cured, if permitted, or waived in writing in accordance with the terms hereof.   If payment of the Debenture is accelerated, then the outstanding principal balance thereof shall bear interest at the Default Rate from and after the Event of Default. The Credit Parties shall pay to the Purchaser all invoiced out-of-pocket costs, fees and expenses incurred by the Purchaser in any effort to collect the Debenture, and the other payments, including reasonable attorneys’ fees and expenses for services rendered in connection therewith, and pay interest on such costs and expenses to the extent not paid when demanded at the Default Rate.

Without limiting the generality of the foregoing, and in addition thereto, if an Event of Default under clause (a) above has occurred and is continuing after Purchaser delivers written notice thereof and has not been waived, then the Purchaser may declare all or any portion of the outstanding principal amount of the Debenture (together with all accrued interest thereon and all other amounts due and payable with respect thereto) to be immediately due and payable and may demand immediate payment of all or any portion of the outstanding principal amount of the Debenture (together with all such other amounts then due and payable to it).

9.2       Suits for Enforcement. If any Event of Default has occurred and is continuing, the Purchaser may proceed to protect and enforce its rights either by suit in equity or by action at law, or both, whether for the specific performance of any covenant or agreement contained in this Agreement, or in aid of the exercise of any power granted in this Agreement, or to enforce any other legal or equitable right or remedy of the Purchaser.

9.3       Delays or Omissions. No failure to exercise or delay in the exercise of any right, power or remedy accruing to the Purchaser upon any breach or default of any Credit Party under this Agreement or any other Operative Document shall impair any such right, power or remedy of the Purchaser nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

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9.4       Remedies Cumulative.    All remedies under this Agreement and the other Operative Documents, by law or otherwise, afforded to the Purchaser shall be cumulative and not alternative.

9.5       Set-off.    If an Event of Default shall have occurred and be continuing, the Purchaser and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held, and other obligations (in whatever currency) at any time owing, by the Purchaser or any such Affiliate, to or for the credit or the account of any Credit Party against any and all of the obligations of such Credit Party now or hereafter existing under this Agreement or any other Operative Document to the Purchaser or any of its Affiliates, irrespective of whether or not the Purchaser or Affiliate shall have made any demand under this Agreement or any other Operative Document  and although such obligations of such Credit Party may be contingent or unmatured or are owed to a branch, office or Affiliate of the Purchaser different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness. The rights of the Purchaser and its Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that the Purchaser and its Affiliates may have. The Purchaser agrees to notify the Company and the Purchaser promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

ARTICLE X MISCELLANEOUS

10.1     Consent to Amendments; Waivers.   Except as otherwise expressly provided herein, the provisions of this Agreement or the other Operative Documents may be amended, modified, supplemented, waived or consented to at any time only by the written agreement of the Credit Party a party thereto and the Purchaser. Any waiver, permit, consent or approval of any kind or character on the part of the Purchaser of any provisions or conditions of this Agreement or any other Operative Document must be made in writing and shall be effective only to the extent specifically set forth in such writing.

10.2     Survival of Terms.   All representations, warranties and  covenants  contained herein or made in writing by any party in connection herewith will be made as of the Closing Date and each Funding Date, and, as so made, will survive the execution and delivery of this Agreement and any investigation made at any time by or on behalf of the Purchaser.

10.3     Successors and Assigns.

(a)       Except   as   otherwise expressly provided   herein,   all   covenants   and agreements contained in this Agreement and the other Operative Documents by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors of the parties hereto, whether so expressed or not and by the permitted registered assigns of the parties hereto including, without limitation, any subsequent holders of the Debenture. This Agreement and the rights and obligations of the Purchaser hereunder and under the Debenture may be assigned by the Purchaser; provided, however, that if no Default or Event of Default has

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occurred and is continuing, the Company must consent to any such assignment, which consent of the Company shall not be unreasonably conditioned, withheld or delayed and which consent of the Company shall not be required in connection with an assignment to a partner, member or Affiliate of the Purchaser. This Agreement and the rights and obligations of the Credit Parties shall not be assigned without the prior written consent of the Purchaser.

(b)       Notwithstanding any other provision contained in this Agreement or any other Operative Document to the contrary, the Purchaser may pledge all or any portion of the Debenture held by it to its unaffiliated lenders for collateral security purposes, provided that any payment in respect of such assignment made by the Company to or for the account of the Purchaser in accordance with the terms of this Agreement shall satisfy  the Company’s obligations hereunder in respect to such assigned or pledged Debenture to the extent of such payment.

10.4     Severability. Whenever possible, each provision of this Agreement and the other Operative Documents shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or any other Operative Documents is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement or such other Operative Documents, as applicable, unless the consummation of the transaction contemplated hereby is materially adversely affected thereby.

10.5     Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement.

10.6     Notices.   Any notices required or permitted to be sent hereunder or under any other Operative Documents shall be delivered personally or mailed, certified mail, return receipt requested and postage prepaid, or delivered by  commercial overnight courier service, with charges prepaid, to the following addresses, or such other address as any party hereto designates by written notice to the Credit Parties and the Purchaser, and shall be deemed to have been given upon delivery, if delivered personally, three (3) days after mailing, if mailed, or one Business Day after delivery to the courier, if delivered by overnight courier service:

If to any Credit Party, to:

PharmaCo, Inc.

1009 Bruce Rd.

Cottrellville, Michigan 48039

Attention:                   James Skrinner

Electronic Mail:         (REDACTED)

With a copy (which shall not constitute Notice) to:

Plunkett Cooney, P.C.

38505 Woodward Ave Suite 100

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Bloomfield Hills, Michigan 48304

Attention:                   (REDACTED)

Electronic Mail:         (REDACTED)

If to the Purchaser, to:

MichiCann Medical Inc.

8820 Jane Street

Concord, Ontario L4K 2M9

Canada

Attention:                   Michael Marchese

Electronic Mail:         (REDACTED)

With a copy to:

Honigman Miller Schwartz and Cohn LLP

222 N. Washington Square, Suite 400

Lansing, Michigan 48933

Attention:                   (REDACTED)

Electronic Mail:         (REDACTED)

Any party may change the address to which notices to it are to be sent by written notice given to the other parties hereto.

10.7   Governing Law.   All questions concerning the construction, validity and interpretation of this Agreement, the other Operative Documents and the exhibits and schedules hereto and thereto shall be governed by the internal law, and not the law of conflicts, of the State of Michigan, applicable to contracts made and wholly to be performed in that state.

10.8     Exhibits and Schedules. All exhibits and schedules hereto are an integral part of this Agreement.

10.9     Exchange, Transfer, or Replacement of Debenture.

(a)       Subject to any restrictions on transfer contained in this Agreement, upon surrender by any holder to the Company of any certificate or instrument evidencing securities of the Company, together in each case with a duly executed assignment (including, without limitation, any  of the Debenture) (collectively, the “Securities”), the Company at its own expense will issue (or cause to be issued) in exchange therefor and deliver to such holder, a new certificate(s) or instrument(s)  evidencing such Securities  that  are being  exchanged,  in  such denominations as may be requested by the holder.   Upon surrender for transfer of any of the Debenture, the Company at  its  own expense will  execute and deliver,  in  the name of the transferee designated by the then holder of the Debenture, one or more debentures of the same type and of a like aggregate principal amount.   All debentures issued upon any exchange or transfer, upon issuance, will be the legal and valid obligations of the Company, evidencing the same debt, and entitled to the same benefits as the note surrendered for transfer or exchange.

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(b)       Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any security of the Company, at its expense, will issue and deliver to the holder a new security of like tenor, in lieu of such lost, stolen, destroyed or mutilated security. Any new security issued in exchange for, or upon the loss, theft or destruction of the security, all as provided herein, shall be in substantially the form of the security so exchanged, lost, stolen or destroyed.

10.10   Final Agreement; Release. This Agreement, together with the Debenture and all the documents, certificates and charter documents delivered herewith or therewith, constitute the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings. Execution of this Agreement by the Credit Parties constitutes a full, complete and irrevocable release of any and all claims which any Credit Party may have at law or in equity in respect of all prior discussions and understandings, oral or written, relating to the subject matter of this Agreement and the other Operative Documents. The Purchaser shall not be liable to any Credit Party or any other Person on any theory of liability for any special, indirect, consequential or punitive damages.

10.11   Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument. Delivery of an executed signature page of this Agreement by facsimile transmission or electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.

10.12   Taxes; Etc.

(a)       Payments Free of Taxes. Any and all payments by or on account of any obligation of any Credit Party under any Operative Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of a withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, unless such Tax is a tax on the overall net income of the Purchaser, then the sum payable by the applicable Credit Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the Purchaser receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b)       Payment of Other Taxes by the Credit Parties.   The Credit Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Purchaser timely reimburse it for the payment of, any present or future stamp, court or documentary, excise, intangible, recording, filing  or similar Taxes  that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of,

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from the receipt or perfection of a security interest under, or otherwise with respect to, any

Operative Document.

(c)       Indemnification by the Credit Parties. The Credit Parties shall jointly and severally indemnify the Purchaser, within ten  (10) days  after demand  therefor, for the full amount of any  Taxes other than Taxes imposed on the overall net income of Purchaser (including Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by the Purchaser or required to be withheld or deducted from a payment to the Purchaser and any reasonable and invoiced expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate prepared in good faith, setting forth in reasonable detail the basis for calculating the amount of such payment or liability and delivered to the Company by the Purchaser shall be conclusive absent manifest error.

(d)       Evidence of Payments. As soon as practicable after any payment of Taxes by any Credit Party to a Governmental Authority pursuant to this Section, such Credit Party shall deliver to the Purchaser the original or a certified copy of a receipt issued by such Governmental Authority evidencing such  payment, a copy of the return  reporting  such  payment  or other evidence of such payment reasonably satisfactory to the Purchaser.

(e)       Status of the Purchaser.

(i)        If the Purchaser is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Operative Document, it shall deliver to the Company, at the time or times reasonably requested by the Company, such properly completed and executed documentation reasonably requested by the Company as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, the Purchaser, if reasonably requested by the Company, shall deliver such other documentation prescribed by  applicable law or reasonably  requested by  the Company  as will enable the Company to determine whether or not the Purchaser is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the Purchaser’s reasonable judgment such completion, execution or submission would subject the Purchaser to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of the Purchaser.

(f)        Treatment of Certain Refunds.    If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section (including by the payment of additional amounts pursuant to this Section), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all invoiced out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund).   Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (h) (plus any penalties, interest   or other charges imposed by the relevant

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Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority.    Notwithstanding anything  to the contrary in this paragraph (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld  or  otherwise  imposed and the  indemnification  payments or  additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(g)       Survival.   Each party’s obligations under this Section shall survive any assignment of rights by the Purchaser and the repayment, satisfaction or discharge of all obligations under any Operative Document.

10.13   Increased Costs.

(a)       Increased Costs Generally.    If any  Change in Law shall: (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, the Purchaser;   (ii) subject the Purchaser to any Taxes (other than Taxes imposed on the overall net income of the Purchaser) on the Debenture, or its deposits, reserves, other liabilities or capital attributable thereto; or (iii) impose on the Purchaser any  other condition, cost or expense affecting this Agreement or the investment in the Debenture made by the Purchaser; and the result of any of the foregoing shall be to increase the cost to the Purchaser of making, converting to, continuing or maintaining any investment in the Debenture, or to reduce the amount of any sum received or receivable by the Purchaser hereunder (whether of principal, interest or any other amount) then, upon request of the Purchaser, the Company will pay to the Purchaser, as the case may be, such additional amount or amounts as will compensate the Purchaser, as the case may be, for such additional costs incurred or reduction suffered.

(b)       Capital Requirements.   If the Purchaser determines that any Change in Law affecting the Purchaser or its shareholders, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on the Purchaser’s capital or on the capital of its shareholders as a consequence of this Agreement, or the Debenture, to a level below that which the Purchaser or its shareholders could have achieved but for such Change in Law (taking into consideration the Purchaser’s policies and the policies of its shareholders with respect to capital adequacy), then from time to time the Company will pay to the Purchaser such additional amount or amounts as will compensate the Purchaser or its shareholders for any such reduction suffered.

(c)       Certificates for Reimbursement. A certificate of the Purchaser prepared in good faith, setting forth in reasonable detail the basis for the calculation of the amount or amounts necessary to compensate the Purchaser or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section and delivered to the Company, shall be

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conclusive absent manifest error. The Company shall pay the Purchaser the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof.

(d)       Delay in Requests.    Failure or  delay on the  part of the  Purchaser to demand compensation pursuant to this Section shall not constitute a waiver of the Purchaser’s right to demand such compensation; provided that the Company shall not be required to compensate the Purchaser pursuant to this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that the Purchaser notifies the Company of the Change in Law giving rise to such increased costs or reductions, and of the Purchaser’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine (9)-month period referred to above shall be extended to include the period of retroactive effect thereof).

10.14   Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement.   In the event an ambiguity or question of intent or interpretation arises, this Agreement and the other Operative Documents shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement and the other Operative Documents.    The parties intend that  each  representation,  warranty,  and  covenant contained herein shall have independent significance.   If any party has breached any representation, warranty or covenant contained herein in any respect or any Event of Default shall occur, the fact that there exists another representation, warranty or covenant or Event of Default relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant or that the first Event of Default shall have occurred.

10.15   Further Cooperation.    At  any time and  from time to  time,  and  at  its  own expense, the Credit Parties shall promptly execute and deliver all such agreements, documents and instruments, and do all such acts and things, as the Purchaser reasonably may request in order to further effect the purposes of this Agreement.

10.16 WAIVERS BY THE CREDIT PARTIES.   EXCEPT AS OTHERWISE PROVIDED FOR IN THIS AGREEMENT OR AS REQUIRED BY APPLICABLE LAW, (A) EACH OF THE CREDIT PARTIES WAIVES PRESENTMENT, DEMAND AND PROTEST, AND NOTICE OF PRESENTMENT WITH RESPECT TO THIS AGREEMENT OR THE DEBENTURE AND (B) EACH PARTY HERETO WAIVES ITS RIGHT TO A JURY TRIAL IN   THE   EVENT   OF   ANY   LITIGATION   INSTITUTED   IN   RESPECT   OF   THIS AGREEMENT, THE DEBENTURE OR ANY OF THE OTHER OPERATIVE DOCUMENTS. EACH PARTY HERETO ACKNOWLEDGES THAT THE FOREGOING WAIVERS ARE A MATERIAL INDUCEMENT TO EACH OTHER PARTY’S ENTERING INTO THIS AGREEMENT AND THAT SUCH OTHER PARTY IS RELYING UPON THE FOREGOING WAIVERS IN ITS FUTURE DEALINGS WITH THE OTHER PARTIES.   EACH PARTY HERETO WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THE FOREGOING WAIVERS WITH ITS LEGAL COUNSEL AND HAS KNOWINGLY AND VOLUNTARILY WAIVED ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL

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COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10.17   CONSENT TO FORUM. AS PART OF THE CONSIDERATION FOR NEW VALUE RECEIVED, AND REGARDLESS OF ANY PRESENT OR FUTURE DOMICILE OR PRINCIPAL PLACE OF BUSINESS OF THE CREDIT PARTIES OR THE PURCHASER, EACH OF THE CREDIT PARTIES HEREBY CONSENTS AND AGREES THAT THE UNITED STATES DISTRICT COURT OR ANY OTHER COURT HAVING SITUS WITHIN DETROIT, MICHIGAN, SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE CREDIT PARTIES AND THE PURCHASER PERTAINING TO, ARISING OUT OF, OR RELATING TO THIS AGREEMENT, THE DEBENTURE AND THE OTHER OPERATIVE DOCUMENTS. EACH OF THE CREDIT PARTIES WAIVES ANY OBJECTION BASED UPON LACK OF PERSONAL  JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS. EACH OF THE  CREDIT  PARTIES HEREBY  WAIVES PERSONAL SERVICE  OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINT AND OTHER PROCESS MAY BE MADE BY COMPLYING WITH THE PROVISIONS FOR GIVING NOTICE AS SET FORTH IN THIS AGREEMENT.   NOTHING  IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO AFFECT THE RIGHT OF THE PURCHASER TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW, OR TO PRECLUDE THE ENFORCEMENT BY THE PURCHASER OF ANY JUDGMENT OR ORDER OBTAINED IN SUCH FORUM OR THE TAKING OF ANY ACTION UNDER THIS AGREEMENT TO ENFORCE SAME IN ANY OTHER APPROPRIATE FORUM OR JURISDICTION.

10.18   Indemnification.   The Company shall indemnify the Purchaser and each of its Related Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable and invoiced fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any Person (including any Credit Party) other than such Indemnitee and its Related Persons arising out of, in connection with, or as a result of (a) the execution or delivery of this Agreement, any other Operative Document, or any  agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (b) any loan or other credit extension or investment or the use or proposed use of the proceeds therefrom, (c) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by any Credit Party or any of its Subsidiaries, or any environmental liability related in any way to any Credit Party or any of its Subsidiaries, or (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Credit Party, and regardless of whether any Indemnitee is a party thereto; provided, that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or

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(y) result from a claim brought by the Company against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any  other Operative Document, if the Company have obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

10.19   Patriot Act Notification. The Purchaser hereby notifies the Credit Parties that pursuant  to  the requirements  of the Patriot  Act,  it is  required  to  obtain,  verify and  record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow the Purchaser to identify each Credit Party in accordance with the Patriot Act.

10.20   Confidential Information.  The Purchaser agrees to use commercially reasonable efforts (equivalent to the efforts the Purchaser applies to maintain the confidentiality of its own confidential information) to maintain as confidential all information provided to them by any Credit Party, except that the Purchaser may disclose such information (a) to Persons employed or engaged by the Purchaser or any of their Affiliates in evaluating, approving, structuring or administering the Debenture and to its and its Affiliates’ partners (or prospective partners), managers, members (or prospective managers), advisors, counsel and consultants (it being understood that the Persons to whom such disclosure is made will first be informed of the confidential nature of such information and instructed to keep such information confidential); (b) to any assignee or potential assignee that has agreed to comply with the covenant contained in this Section 10.20 (and any such assignee or potential assignee may disclose such information to Persons employed or engaged by them or as otherwise as described in clause (a) above); (c) as required or requested by any federal or state regulatory authority or examiner (including the U.S. Small Business Administration), or any insurance industry association, or as reasonably believed by the Purchaser to be compelled by any court decree, subpoena or legal or administrative order or process; (d) as, on the advice of the Purchaser’s counsel, is required by law; (e) in connection with the exercise of any right or remedy under the Operative Documents or in connection with any litigation to which the Purchaser is a party; (f) to any nationally recognized rating agency or investor of the Purchaser that requires access to information about the Purchaser’s investment portfolio in connection with ratings issued or investment decisions with respect to such the Purchaser; (g) that ceases to be confidential through no fault of the Purchaser; or (h) with the written consent of a Credit Party. Notwithstanding the foregoing, the Credit Parties consent to the publication by the Purchaser of a tombstone or similar advertising material relating to the financing transactions contemplated by this Agreement, and the Purchaser reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

[Remainder of page intentionally left blank; Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Debenture Purchase Agreement on the date first set forth above.

PURCHASER:

MICHICANN MEDICAL INC.

By:        “Michael Marchese”

Name: Michael Marchese

Title:    President

COMPANY: PHARMACO, INC.

By:          “ Fernando diCarlo”

Name:    Fernando diCarlo

Title:    Vice President

EXHIBIT A

Form of Debenture

See attached.

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH, OR PURSUANT TO AN EXEMPTION FROM, THE REQUIREMENTS OF SUCH ACT OR SUCH LAWS AND IN COMPLIANCE WITH THE PURCHASE AGREEMENT (AS DEFINED HEREIN).

PHARMACO, INC.

SENIOR SECURED CONVERTIBLE DEBENTURE

Principal Amount: USD$114,734,209.00                                        Issue Date: January 4, 2019

PHARMACO, INC., a Michigan corporation (the “Company”), for value received, hereby promises to pay to MichiCann Medical Inc., a corporation formed under the laws of the Province of Ontario, Canada or his, her or its permitted assigns or successors (the “Holder”), the principal amount of up to One Hundred Fourteen Million Seven Hundred Thirty Four Thousand Two Hundred Nine Dollars ($114,734,209.00) (the “Principal Amount”), without demand, together with any accrued and unpaid interest due thereon, on the Maturity Date (as hereafter defined). This Debenture shall bear interest at a fixed rate of eight percent (8%) per annum, beginning on the Issue Date. Interest shall be computed based on a 360-day year of twelve 30-day months and shall be payable, along with the Principal Amount, only on the Maturity Date.   Except as set forth in Section 3.1, payment of all principal and interest due shall be in such coin or currency of the United States of America as shall be legal tender for the payment of public and private debts at the time of payment.

This Debenture is the “Debenture” referred to in that certain Debenture Purchase Agreement (the “Purchase  Agreement”),  between  Company and  the Holder.  The amounts advanced by the Purchaser hereunder shall be advanced in multiple advances in accordance with the Purchase Agreement. Each such advance shall be recorded by the Purchaser in Schedule 1 hereto.

1.         DEFINITIONS.

1.1       Definitions.   The terms defined in this Section 1 whenever used in this Debenture shall have the respective meanings hereinafter specified. Each capitalized term not defined herein shall have the meaning ascribed to it in the Purchase Agreement.

“Debenture” means this Senior Secured Convertible Debenture, as amended, modified or restated from time to time.

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“Conversion Shares” means the Shares issued or issuable to the Holder upon a conversion pursuant to Section 3.1.

“Disqualifying Event” means that a governmental authority has advised the Company or the Holder in writing that the Holder is ineligible under applicable Law to hold any direct or indirect interest in the Company (as a shareholder or otherwise), to become a shareholder of the Company, or to make any loan to the Company (under this Debenture or otherwise).

“Holder” or “Holders” means the Person named above. “Issue Date” means the issue date stated above.

“Maturity Date” shall mean the earlier of (a) the fourth anniversary of the Issue Date, (b) a bankruptcy, liquidation, dissolution or winding up of the Company, (c) any Event of Default set forth in Section 9 of the Purchase Agreement, (d) the effective date of a Change of Control, or (e) the date all of the principal and interest hereunder is converted into Shares of the Company.

“Outstanding Balance” means the principal amount outstanding hereunder plus all interest accrued to the relevant date of determination.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated organization or any government, governmental department or agency or political subdivision thereof.

“Securities Act” means the United States Securities Act of 1933, as amended. “Shares” means common stock of the Company.

2.         GENERAL PROVISIONS.

2.1       Prior Advances. The Company hereby acknowledges and agrees that the Purchaser made the Prior Advances to the Company prior to the date hereof, and that the amount of such Prior Advances is included in the principal amount hereof and shall accrue interest and be subject to prepayment and conversion in the same manner as the rest of the principal amount and accrued interest under this Debenture.

2.2     Loss, Theft, Destruction of Debenture.   Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Debenture, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Debenture, a new Debenture of like tenor and unpaid principal amount dated as of the date hereof. This Debenture shall be held and owned upon the express condition that the  provisions of  this Section 2.2 are exclusive  with respect to the  replacement of  a mutilated, destroyed, lost or stolen Debenture and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without their surrender.

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2.3       Prepayment.

(a)       This Debenture may not be prepaid by the Company other than as follows: at the election of the Company, the Company may prepay this Debenture by paying the Outstanding Balance in one lump sum of immediately available funds by wire transfer to the account(s) designated by the Holder on the Prepayment Date, provided that:

(i)        A   Disqualifying   Event   has   not   occurred   (and   such

Disqualifying Event has not been waived by the Company);

(ii)       The Holder has notified the Holder in writing of its intention to prepay the Outstanding Balance at least 180 days prior to the proposed date of prepayment (the “Prepayment Date”);

(iii)      The Holder has not submitted to LARA an application seeking permission to convert this Debenture and own the Conversion Shares (the “Holder Application”) on or before the Prepayment Date;

(iv)      If the Holder has submitted a Holder Application prior to the Prepayment Date, LARA has denied the Holder Application, and all opportunities to correct or revise the application, and all appeals and opportunities to appeal with respect thereto, have been exhausted or expired; and

(v)       If LARA has approved the Holder Application, the Holder has not converted the Debenture into the Conversion Shares under Section 3.1 on or prior to the date that is 30 days after the Holder received LARA’s written approval of the Holder Application (provided that, for purposes of determining such date, any delays resulting from the Company’s any of its Affiliates’ actions or inaction in connection with the conversion process under Section

3.1 shall increase the number of days available to the Holder to complete the conversion of the

Debenture in an amount determined by the Holder in its reasonable discretion).

(b)       In the event of a prepayment of this Debenture under this Section

2.2, this Debenture will be cancelled on the books and records of the Company and shall represent only the right to receive the Outstanding Balance in immediately available funds. Promptly after the Holder’s receipt of the Outstanding Balance in accordance with this Section

2.2, the Holder shall deliver to the Company the original executed Debenture and such other documents, instruments and agreements as may be reasonably requested by the Company in furtherance of such prepayment.

2.4       Advances.

(a)       The attached Schedule 1 shows the date and  amount of each advance made hereunder, and such schedule shall be maintained and updated as needed by Purchaser and will be presumed correct absent manifest error.

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3.         CONVERSION OF DEBENTURE.

3.1       Conversion.

(a)       The Holder has the right (the “Conversion Right”), from time to time and at any time on or prior to 5:00 p.m. (Eastern time) on the earlier of the Business Day immediately preceding (i) the Maturity Date and (ii) the date described in Section 2.3(a)(v), to convert all of the Outstanding Balance into all of the then issued and outstanding Shares, at a price equal to the Outstanding Balance divided by the total number of Shares then issued and outstanding (the “Conversion Price”). Any such conversion completed under this Debenture is a “Conversion”.

(b)       Notwithstanding the foregoing, the Conversion is subject to, and shall be effective only upon, the Holder and the Company having obtained all required Permits from Governmental Authorities in connection with the Holder’s ownership of the Conversion Shares, including, without limitation, all required Cannabis Licenses or related Permits issued by LARA, but excluding any Permit or other requirement which arises or may arise under any Excluded Law (collectively, the “Required Regulatory Approvals”). The Company hereby covenants and agrees (x) to cooperate fully and in good faith with the Holder’s efforts to obtain all Required Regulatory Approvals and to obtain any such Required Regulatory Approvals for its own behalf, to the extent required or advisable under applicable Law, and (y) not to hinder, obstruct or intentionally delay any of the Holder’s efforts to obtain any Required Regulatory Approval.

(c)       Other Conversion Requirements. The Company shall do (and cause to be done) everything required and desirable or advisable under applicable Law and the Operative Documents to cause the Holder to own all of the issued and outstanding Shares of the Company effective simultaneously with the Conversion, including, without limitation, delivering to the Holder all outstanding Shares of the Company in accordance with the Put/Call Agreement.

(d)       Cancellation.   Upon and as of the date a Conversion becomes effective, this Debenture will be cancelled on the books and records of the Company and shall represent the right to receive the Conversion Shares. Promptly upon the Company’s request following such cancellation, the Holder shall deliver to the Company the original executed Debenture and such other documents, instruments and agreements as may  be reasonably requested by the Company in furtherance of such Conversion.

3.2       Confirmation of Issuance of Securities Upon Conversion.

(a)       As soon as is practicable after the Conversion Date, the Company shall deliver to the Holder a statement confirming that the Conversion Shares have been issued to the Holder.

(b)       Upon conversion of this Debenture, the Company shall take all such actions as are necessary in order to ensure that the Conversion Shares so issued upon such conversion shall be validly issued, fully paid and nonassessable.

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4.         STATUS; RESTRICTIONS ON TRANSFER.

4.1       Status   of   Debenture.      This   Debenture   is   a   direct,   general   and unconditional obligation of the Company, and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms subject, as to enforcement, to Debtor Relief Laws. This Debenture does not confer upon the Holder any right to vote or to consent or to receive notice as a member of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a member, prior to conversion hereof into Conversion Shares.

4.2       Restrictions on Transferability.

(a)       The Holder agrees that this Debenture may not be sold, transferred, exchanged, assigned, gifted, conveyed,  pledged, encumbered, hypothecated or  otherwise disposed of, whether directly or indirectly, voluntarily or involuntarily, conditionally or unconditionally, by change of control, operation of law or otherwise, except as provided in the Purchase Agreement, and any attempt or purported sale, transfer, exchange, assignment, gift, conveyance, pledge, encumbrance, hypothecation or disposal in contravention of this Section

4.2(a) shall be null and void ab initio.

(b)       This Debenture and any Conversion Shares issued with respect to this Debenture have not been registered under the Securities Act, or under any state securities or so-called “blue sky laws,” and may not be offered, sold, transferred, hypothecated or otherwise assigned except (i) pursuant to a registration statement with respect to such securities which is effective under the Act or (ii) upon receipt from counsel satisfactory to the Company of an opinion, which opinion is satisfactory in form and substance to the Company, to the effect that such securities may  be offered, sold, transferred, hypothecated or otherwise assigned (x) pursuant to an available exemption from registration under the Act and (y) in accordance with all applicable state securities and so-called “blue sky laws.”

(c)       In addition, this Debenture shall be subject to the restrictions on transfer set forth in the Purchase Agreement.

(d)       The Holder further consents that the certificates representing the Conversion  Shares that may be  issued  with  respect to this Debenture,  if  any,  may bear a restrictive legend to such effect.

(e)       The Holder agrees to be bound by all restrictions on transfer set forth in this Section 4.2.

5.         EVENTS OF DEFAULT; REMEDIES.

5.1       Effects of Default. If an Event of Default occurs and is continuing, then and  in  every such  case (a) the Holder may declare this  Debenture to  be due and  payable immediately, by  a notice in writing to the Company, and upon any such declaration, the Company shall pay to the Holder the Outstanding Balance, or (b) the Holder may take any other action available to it under the Operative Documents, by law or otherwise.

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5.2       Remedies Not Waived; Exercise of Remedies.   No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder. No failure or delay by the Holder in exercising any right, power or privilege under this Debenture shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

6.         MISCELLANEOUS.

6.1       Severability. If any provision of this Debenture shall be held to be invalid or unenforceable, in whole or in part, neither the validity nor the enforceability of the remainder hereof shall in any way be affected.

6.2       Notice.   Where this Debenture provides for notice of any event, such notice shall be given (unless otherwise herein expressly provided) in writing in accordance with Section 10.6 of the Purchase Agreement.

6.3       Governing Law. All questions concerning the construction, validity and interpretation  of this  Debenture shall  be governed  by the internal  law,  and  not  the law  of conflicts, of the State of Michigan, applicable to contracts made and wholly to be performed in that state.

6.4       Headings.   The headings of the Articles and Sections of this Debenture are inserted for convenience only and do not constitute a part of this Debenture.

6.5       Amendments.    This Debenture may be amended or waived only as provided in Section 10.1 of the Purchase Agreement.

SIGNATURES ON THE FOLLOWING PAGE

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IN WITNESS WHEREOF, the Company and the Holder have caused this Debenture to be signed by their duly authorized representatives on the date hereinabove written.

PHARMACO INC.

By:

Name:

Title:

ACKNOWLEDGED AND AGREED:

HOLDER:

__________________________________________________________

(Printed Name of the Holder)

__________________________________________________________

(Signature: by authorized officer if a corporation; by authorized member or manager if a limited liability company; by general partner if a partnership; by owner of a sole proprietorship; by the trustee if a trust, by the Holder if an individual)

__________________________________________________________

(Title, if signing on behalf of an entity)

SIGNATURE PAGE TO SENIOR SECURED CONVERTIBLE DEBENTURE

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Schedule 1

Date	Amount
January 4, 2019	$21,320,758.20

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SCHEDULE 1.1(a)

Cannabis License Applications

1.   Entity/Individual Prequalification Application Packet (Record # ERGA-18-000091) and

Marihuana Facility License Application (Record # GRA-C-18-000014).

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SCHEDULE 1.1(b)

Mortgaged/Leased Property

1.   20561 Dwyer Street, Detroit, Michigan 48234.

2.   33493 W. 14 Mile Road, Suite 100, Farmington Hills, MI 48331.

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SCHEDULE 5.2

Equity Ownership

Credit Party	Authorized Equity Interests
Pharmaco, Inc.	60,000 common shares

Person Owning Equity Interests	Issued and Outstanding Equity Interests
Darrell Blalock	1,120 common shares
James Skrinner	17,200 common shares
Oakshire Holdings Limited	30,000 common shares

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SCHEDULE 5.3

Government Consents

None.

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SCHEDULE 5.5

Litigation

None.

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SCHEDULE 5.8

ERISA Compliance

None.

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SCHEDULE 5.12

Closing Date Financial Statements

To be attached.

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Pharmaco, Inc.

Pro Forma Closing Balance Sheet

January 4, 2019

Assets

Cash	$17,139,919
Investment in Inventory	15,547
Acquisition Deposits	6,657,921
Total Assets	$23,813,387
Liabilities and Equity Debenture Payable	$21,300,778
Advances from Oakshire Holdings Limited	3,699,895
Capital Stock	50,000
Redemption Premium Paid	(445,000)
Deficit	(792,286)
Total Liabilities and Equity	$23,813,387

Pharmaco, Inc. Statement of Operating Loss

For the Year Ended December 31, 2018

Expenses

Consulting Fees	$332,260
Professional Services Fees	85,772
Business Licenses and Permits	35,117
Insurance	17,198
Occupancy	11,400
Travel	9,125
Charitable Contributions	9,059
Office Oerating	4,692
Technology	3,806
Promotional	1,909
Other	1,156
Opewrating Loss for the Year	511,494
Deficit, Beginning of Year	280,792
Decicit, End of Year	$792,286

SCHEDULE 5.17

Patents, Trademarks, Copyrights and Service Marks

None.

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SCHEDULE 5.18

Subsidiaries

None.

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SCHEDULE 5.19

Broker’s Fees

None.

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SCHEDULE 8.1

Liens

None.

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SCHEDULE 8.2

Indebtedness

None.

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SCHEDULE 8.5

Investments

None.

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SCHEDULE 8.6

Transactions with Affiliates

None.

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